




RECEIVED
APR 3 0 2014
191

INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: (i) Barckhausstrasse 1, 60325 Frankfurt, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; (ii) Kasumigaseki Bldg. 8th Floor, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6008, Japan, tel: +81 3 3504 3160, fax: +81 3 3504 3165; and (iii) 900 17th Street NW, Suite 900, Washington, D.C. 20006, U.S.A., tel: +1 202 728 1500, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Financial Resources website at *www.adb.org/documents/series/financial-information-statements*. Other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 30, 2014

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities does not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

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TABLE OF CONTENTS

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "expects", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2013, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 67 members. ADB's main goal is to reduce poverty in Asia and the Pacific region through inclusive economic growth, environmentally sustainable growth, and regional integration. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan (with 15.7% of total shares), the United States (15.6%), People's Republic of China (6.5%), India (6.4%), and Australia (5.8%). Twenty-three ADB members are also members of the Organisation for Economic Co-operation and Development (OECD) holding 64.6% of ADB's total subscribed capital and 58.5% of total voting power.

Equity: ADB's members have subscribed to $162.8 billion of capital as of December 31, 2013, $8.2 billion of which was for paid-in shares subscribed ($6.0 billion of which was paid as of December 31, 2013) and the remainder of which is callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totaling $11,253.0 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $61,615 million as of December 31, 2013 were denominated in 17 currencies. ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus). The aggregate of ADB's gross outstanding borrowings as of December 31, 2013 was equivalent to 50.0% of such ceiling.

Net Income: Net income for 2013 was $566 million, as compared to net income of $142 million in 2012, representing an annualized return of 0.72% (0.19% in 2012) on its average earning assets. Operating income, which is determined on a management reporting basis, was $469 million for 2013, as compared to $465 million for 2012, representing an annualized return of 0.60% (0.61% in 2012) on its average earning assets.

Loan Portfolio: ADB's ordinary operations loans outstanding, undisbursed balances of effective loans, and loans not yet effective in its ordinary operations totaled $85,185 million.

Of this total, 92.7% represented sovereign loans, that is, loans to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities), and 7.3% represented nonsovereign loans, that is, loans to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. ADB has never suffered any losses of principal on sovereign loans and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. There were no loans in non-accrual status as of December 31, 2013. ADB's lending policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. At December 31, 2013, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio was equivalent to 31.1% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The amounts receivable and payable under borrowings' outstanding currency and interest rate swaps totaled $27,322 million and $27,341 million, respectively. The notional principal amount of outstanding interest rate swaps totaled $34,613 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties. In addition, ADB requires all swap transactions to be subject to collateral support requirements.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries that are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (the region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty focuses on achieving three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration.

As of December 31, 2013, ADB had 67 members consisting of 48 regional members, including Japan, Australia, and New Zealand, providing 63.5% of its capital, and 19 nonregional members, comprised of the United States, Canada and 17 European countries, providing 36.5% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2013, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represents approximately 54.2% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2013 are set forth in *Appendix VIII* of the *Financial Statements*.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see *Funding Resources*), and special operations are financed from Special Funds resources, most of which are contributed by members (see *Special Operations*). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees and makes equity investments. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the Asian Development Bank Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organizations engaged in development activities.

The principal office of ADB is located in Manila, Philippines. ADB has 33 other offices including 26 resident missions located in Afghanistan, Armenia, Azerbaijan, Bangladesh, Bhutan, Cambodia, People's Republic of China, Georgia, India, Indonesia, Kazakhstan (2 missions), Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Myanmar,

Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Timor-Leste, Thailand, Turkmenistan, Uzbekistan, and Viet Nam; a country office in the Philippines; a liaison office in Yangon, Myanmar; Pacific liaison and coordination office in Sydney, Australia, and South Pacific subregional office in Suva, Fiji; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington, D.C., U.S.A. As of December 31, 2013, ADB's staff totaled 2,969 from 61 of its 67 member countries. (For more details on ADB, see *www.adb.org*. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein.)

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations (see *ADB Operating Activities – Ordinary Operations*).

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB prepares its ordinary capital resources financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the "statutory reporting basis".

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the U.S. GAAP does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. ADB also elects to measure financial instruments at fair value on a selective basis and opts to measure borrowings with associated swaps at fair value in order to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Management Reporting

Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the

results of ordinary capital resources operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

Operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value of swapped borrowings and derivatives. Since ADB does not actively trade these financial instruments, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under the statutory reporting basis will eventually converge with the net realized income and expenses that ADB recognizes over the life of the transaction.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of December 31, 2013 is presented in *Table 1*.

Table 1: Condensed Management Reporting Balance Sheets
As of December 31
(in millions of U.S. dollars)

Item	2013 Statutory Reporting Basis	2013 Adjustments[a]	2013 Management Reporting Basis	2012 Management Reporting Basis
Due from banks	316		316	263
Investments	24,452		24,452	23,778
Securities transferred under repurchase agreements	592		592	348
Securities purchased under resale arrangements	306		306	334
Loans outstanding	53,051		53,051	52,814
Unamortized net loan originations costs, less allowance for loan losses	37		37	23
Equity investments	819	(35)	784	864
Accrued interest receivable				
Investments	93		93	108
Loans	149		149	202
Receivable from swaps				
Borrowings	27,322	(675)	26,647	27,699
Investments	7,095	(19)	7,076	8,471
Loans	626	(9)	617	592
Other assets	1,010	958	1,968	3,305
TOTAL	**115,868**	**220**	**116,088**	**118,801**
Borrowings	61,630	(441)	61,189	63,022
Payable for swaps				
Borrowings	27,341	(98)	27,243	25,269
Investments	6,428	(54)	6,374	8,192
Loans	578	(17)	561	577
Payable under securities repurchase agreements	602		602	350
Payable for swap related collateral	633		633	2,155
Accounts payable and other liabilities	1,518		1,518	2,067
Total Liabilities	**98,730**	**(610)**	**98,120**	**101,632**
Paid-in capital	5,885	958	6,843	6,010
Net notional maintenance of value receivable	(1,390)		(1,390)	(888)
Ordinary reserve	11,166	4	11,170	10,886
Special reserve	282		282	264
Loan loss reserve	261		261	194
Surplus	1,065		1,065	1,132
Cumulative revaluation adjustments account	(38)	38	–	–
Net income[b]	548	(97)	451	446
Accumulated other comprehensive loss	(641)	(73)	(714)	(875)
Total Equity	**17,138**	**830**	**17,968**	**17,169**
TOTAL	**115,868**	**220**	**116,088**	**118,801**

– = nil, ( ) = negative.

[a] Includes reversal of ASC 815 and 825 effects, Asian Development Bank's share in unrealized gains or losses from equity investments accounted under the equity method, and nonnegotiable, and noninterest-bearing demand obligations on account of subscribed capital.

[b] Net income after appropriation of guarantee fees to the Special Reserve.

SELECTED FINANCIAL DATA

Table 2a presents selected financial data on two bases: statutory reporting basis and management reporting basis. The rates of return on equity and earning assets under the statutory reporting basis were higher for 2013, compared to 2012, mainly due to the favorable change in fair value of some derivatives and associated borrowings. The lower rate of return on loans and cost of borrowings were generally in line with the market trend compared with 2012 (see *Table 2b*), while return on investments decreased due to the lag effect between the rising medium-term market interest rate environment and actual return from investments. A discussion of revenue and expenses is included in the *Overall Financial Results* section.

Table 2a: Selected Financial Data
For the Year Ended December 31
(in millions of U.S. dollars, except percentages)

Item	2013	2012	2011	2010	2009
Statutory Reporting Basis					
Revenue					
From Loans	646	770	650	681	960
From Investments	339	390	365	368	459
From Guarantees	18	18	16	11	9
From Equity Investments	10	39	44	58	24
From Other Sources	22	21	20	24	19
Total Revenue	**1,035**	**1,238**	**1,095**	**1,142**	**1,471**
Borrowings and Related Expenses	400	520	368	386	742
Administrative Expenses[a]	411	351	316	294	194
(Write-back) Provision for Loan Losses	(6)	7	(7)	(45)	115
Other Expenses	8	9	5	4	5
Total Expenses	**813**	**887**	**682**	**639**	**1,056**
Net Realized Gains	194	122	190	80	23
Net Unrealized Gains (Losses)	150	(331)	6	43	(466)
Net Income (Loss)	**566**	**142**	**609**	**626**	**(28)**
Average Earning Assets[b]	78,828	76,361	69,112	62,445	54,655
Annual Return on Average Earning Assets (%)	0.72	0.19	0.88	1.00	(0.05)
Return on Equity (%)	3.43	0.87	3.74	3.97	(0.18)
Return on Loans (%)	1.31	1.56	1.34	1.61	2.67
Return on Investments (%)	1.43	1.69	2.04	2.17	2.93
Cost of Borrowings (%)	0.51	0.91	1.13	2.06	2.91
Management Reporting Basis					
Operating Income[c]	469	465	587	548	420
Average Earning Assets[b]	78,839	76,386	69,099	62,555	54,828
Annual Return on Average Earning Assets[d] (%)	0.60	0.61	0.85	0.88	0.77
Return on Equity (%)	2.71	2.72	3.58	3.54	2.84
Return on Loans (%)	1.23	1.51	1.36	1.56	2.55
Return on Investments (%)	1.36	1.58	2.11	2.16	2.87
Cost of Borrowings (%)	0.64	0.84	0.69	0.81	1.83

( ) = negative.

[a] Net of administrative expenses allocated to the Asian Development Fund and loan origination costs that are deferred.

[b] Average of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost and/or front-end fees) and related swaps and equity investments.

[c] Operating income is defined as statutory net income before unrealized gains or losses and ADB's proportionate share in unrealized gains or losses from equity investment accounted for under the equity method.

[d] Represents operating income over average earning assets.

Table 2b: Selected U.S. Dollar Interest Rates
(In Percentages)

Item	2013	2012	2011	2010	2009
6-Month U.S. Dollar LIBOR	0.35	0.51	0.81	0.46	0.43
3-Year U.S. Dollar Swap Rate	0.88	0.50	0.82	1.28	2.06

LIBOR = London interbank offered rate, U.S. = United States.
Source: Bloomberg Finance L.P.

OVERALL FINANCIAL RESULTS

Net Income

Table 3 presents overall financial results for 2013. Net income was $566 million compared with $142 million for 2012. The increase in net income was mainly attributable to the unrealized gains from ADB's derivatives and associated borrowings, compared with the unrealized losses in 2012.

Table 3: Overall Financial Results
For the Year Ended December 31
(in millions of U.S. dollars)

Item	2013	2012	Change
Income from loans	**652**	**763**	**(111)**
Interest income	637	766	(129)
Write-back (Provision) for loan losses	6	(7)	13
Others	9	4	5
Income from investments	**351**	**407**	**(56)**
Interest income	339	390	(51)
Realized gain	12	17	(5)
Income from equity investments	**239**	**109**	**130**
Profit on sale	178	90	88
Realized gain on proportionate share of income from EI accounted for under the equity method	47	25	22
Dividend income	7	4	3
Impairment loss	(2)	(10)	8
Others	9	0	9
Other income—net	**32**	**41**	**(9)**
Borrowings and related expenses	**394**	**504**	**(110)**
Interest and other expenses	400	520	(120)
Realized gain	(6)	(16)	10
Administrative expenses—OCR	**411**	**351**	**60**
Operating income	**469**	**465**	**4**
Net unrealized gains (losses)	**150**	**(331)**	**481**
Proportionate share of income from EI accounted for under the equity method	**(53)**	**9**	**(62)**
Net income	**566**	**142**	**424**

( ) = negative, EI = equity investments, OCR = ordinary capital resources.
Note: 0 = amount less than $0.5 million.
Figures may not add up due to rounding.

Operating Income

Operating income[1] for 2013 was relatively stable at $469 million compared with $465 million for 2012. Changes in income and expense items were primarily driven by:

- a $130 million increase in income from equity investments mainly because of (i) an $88 million increase in profit on sale of equity investments; (ii) a $22 million increase in ADB's share of reported income of investee companies accounted for under the equity method; (iii) $9 million in miscellaneous fees earned in 2013; and (iv) an $8 million decrease in impairment loss; and

- a $110 million decrease in borrowings and related expenses due to a decrease in the average cost of borrowings.

These were partially offset by:

- a $111 million decrease in income from loans and a $56 million decrease in income from investments, mainly attributable to lower returns; and

- a $60 million increase in administrative expenses.

Net Unrealized Gains and Losses

During 2013, ADB posted net unrealized gains of $150 million ($331 million net unrealized losses in 2012). The upward shift in the medium-term interest rates and movement in credit spreads on ADB's own borrowings contributed to the unrealized gains in 2013. The unrealized losses in 2012 were mainly due to movements in ADB's credit spreads and the one-time effect of enhancements in the swaps valuation methodology.

ADB'S STRATEGIC FRAMEWORK

Long-Term Strategy

ADB adopted in 2008 a long-term strategic framework for the 2008 to 2020 period. Known as Strategy 2020, the framework is based on a thorough examination of the region's challenges, a comprehensive review of ADB's past and ongoing operations, and extensive stakeholder consultations. Strategy 2020 reaffirms both ADB's vision of an Asia and Pacific region free of poverty and ADB's mission to help developing member countries reduce poverty and improve living conditions and quality of life. It also lays out clear directions for planning ADB's operations and its organization and business processes until the year 2020.

To achieve its mission, ADB will focus on three strategic areas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB operations will

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[1] Operating income is defined as statutory net income before unrealized gains or losses and ADB's proportionate share in unrealized gains or losses from equity investment accounted for under the equity method.

emphasize five key drivers of change: private sector development and operations, good governance and capacity development, gender equity, knowledge solutions and partnerships.

Strategy 2020 Midterm Review

In 2013, ADB initiated a midterm review of Strategy 2020. The review aims to analyze lessons from the implementation of Strategy 2020, assess the current evolving development challenges in the region, and provide strategic directions to further strengthen ADB's responsiveness and effectiveness in the remaining years of Strategy 2020. The midterm review is guided by a steering committee made up of heads of departments. The midterm review has followed a participatory process with extensive consultations with all stakeholders. The final paper was approved by the Board of Directors on April 23, 2014.

ADB OPERATING ACTIVITIES

The main instruments that ADB utilizes to help its developing member countries are loans, equity investments, guarantees, grants and technical assistance. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations, which tap official, commercial and export credit sources to maximize the development impact of ADB's assistance.

Ordinary Capital Resources Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. ADB's vision is an Asia and Pacific region free of poverty and its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB aims to make substantive contributions toward its vision by focusing its support on three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB positions itself as a partner and agent for change by promoting private sector development, good governance, gender equity, knowledge solutions and partnerships.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and the proceeds of the loans it guarantees be used only for procurement of

goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering and other plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

Ordinary Operations Policy-based Lending

ADB's policy-based lending is designed to help developing member countries improve growth prospects and achieve economic efficiency through appropriate policy and institutional reforms over the medium- to long-term. Stand-alone policy-based lending provides budget support and is typically packaged in multiple tranches to support structural reforms in a particular sector. Policy-based loans can also finance a series of subprograms, each of which can be designed as a fully front-loaded single-tranche intervention. ADB's special policy-based lending (SPBL) facility consists of short-term, large, and quick disbursing loans used for emergency balance-of-payment support and focuses on actions to reduce the severity of a payment crisis. ADB's Countercyclical Support Facility (CSF) provides budget support to facilitate developing member countries' fiscal stimulus at a time of economic crisis.

ADB's total annual policy-based lending may not exceed 20% of its total public sector lending on a 3-year moving average basis under normal circumstances. SPBL and the CSF loans do not count towards the ceiling on policy-based lending.

Results-based Lending

ADB's Board of Directors approved a new policy on piloting Results-Based Lending (RBL) for programs in March 2013. The objective of RBL is to improve development effectiveness. Under RBL, ADB supports governments in designing and implementing government-owned sector programs. Disbursement is linked directly to the achievement of program results. Program implementation uses developing member countries' own program systems, which are assessed and improved (as necessary) based on commonly accepted good practice principles. Loan terms under RBL will be the same as those for investment projects.

The pilot period for RBL is six years. Management will carry out a mid-term review about three years after implementation. The RBL experience will be independently evaluated at the end of the pilot period. ADB has limited the resources for RBL programs to 5% of the total ordinary capital resources and Asian Development Fund allocation for the first three years from the effective date of the policy.

Nonsovereign Operations

ADB's nonsovereign operations are integral to the objectives of Strategy 2020, which include a target of 50% of ADB's operations by 2020 in support of private sector development and private sector operations. ADB focuses on nonsovereign projects with significant development impact as well as on initiatives that stimulate the private sector and lead to accelerated, sustainable, and inclusive growth.

In support of these objectives, ADB assumes greater, but duly assessed, risks and acts as a catalyst for investments that the private sector normally would not make. It helps developing member countries attract direct private sector investments that support inclusive growth and improve the environment. To do so, ADB's tools include direct financing, credit enhancements, risk mitigation guarantees, and other financial instruments.

In its nonsovereign operations, ADB directly assists developing member countries through projects with development impact that may have limited access to capital. ADB participates in projects through nonsovereign loans (direct loans to private and/or public sector entities, including state-owned enterprises, without sovereign counterguarantees); equity investments; and credit enhancement products (including guarantees and syndications,[2] where ADB arranges a complete financing package for a project and thus encourages local and international commercial banks to participate).

ADB's nonsovereign operations focus on two of the core areas of operations identified in Strategy 2020: infrastructure (with particular emphasis on energy) and finance. Strategic interventions focus on renewable energy and other infrastructure sectors. Newly approved financial assistance in 2013 reached $1.8 billion. Since its first private sector investment in 1983, ADB has approved 304 nonsovereign projects for total assistance amounting to $17.1 billion, including equity investments, direct loans and B-loans, and guarantees. At the end of 2013, nonsovereign projects in 23 developing member countries were under administration.

ADB's participation is meant to catalyze or bring about financing from other sources – both local and foreign – and not to compete with these sources. ADB cannot be the largest single investor in an enterprise. As needed, ADB will help mobilize additional debt from commercial banks and other development institutions and financing partners. This may be through parallel financing, separate from the ADB financing package, or through syndication arrangements in which ADB acts as lender of record and commercial banks take a participation in the ADB loan. Alternatively, ADB may provide guarantees or act as a guarantor of record to commercial financial institutions.

Generally, the nonsovereign exposure to any one obligor or project may not exceed:

(i) for loans or credit guarantees that are not guaranteed by eligible counterparties, the lesser of $250 million and an amount equal to:

a) 25% of the total project cost, in the case of a limited recourse project financing;

b) 25% of the total assets, including the amount to be financed, in the case of a corporate loan; or

c) 50% of tangible net worth, in the case of a loan to a bank;

---

[2] Syndications include B-loans, unfunded risk participations, guarantor-of-record structures, and risk distributions. A B-loan is a loan made by ADB but funded by eligible third-party commercial financiers where ADB itself is also lending to the transaction. An unfunded risk participation enables ADB to transfer risk and to share any associated recovery rights with respect to a loan provided by ADB with one or more syndicate members. Guarantor-of-record structures allow ADB to issue a guarantee for the entire amount of the coverage requested but retains only a portion of the exposure for its own account while the remaining exposure is underwritten by insurance providers. Risk distributions enable ADB to transfer risk and to share any associated recovery rights with respect to a guarantee provided by ADB with one or more syndicate members. Syndications complement a direct loan funded by ADB.

(ii) for loans or credit guarantees that are comprehensively guaranteed by eligible counterparties, the lesser of $400 million and an amount equal to 70% of the total project cost, in the case of a limited recourse project financing or, the total assets of the borrower, in the case of a corporate loan;

(iii) for political risk guarantees, the lesser of $400 million and an amount equal to 40% of the total project cost, in the case of a limited recourse project financing, or the total assets of the borrower, in the case of another type of financing; and

(iv) for equity investments, the lesser of $75 million and an amount equal to:

a) 25% of the net worth of the investee (inclusive of ADB's investment), when investing in a project, financial institution or corporate entity; or

b) 25% of committed amounts, when investing in a private equity fund.

When ADB provides more than one form of financing to an obligor or project, nonsovereign operations exposure to the obligor or project shall not exceed $400 million, provided however that:

(i) the aggregate amount of loans, credit guarantees and equity investments may not exceed $250 million and further, that the amount invested as equity may not exceed $75 million; and

(ii) the aggregate amount of loans, credit guarantees and equity investments further may not exceed:

a) 25% of total project costs, when investing in a project;

b) 25% of total assets, when investing in a corporation; or

c) 35% of tangible net worth, when investing in a bank.

Technical Assistance

ADB provides technical assistance in (i) identifying, formulating, and implementing development projects; (ii) formulating and coordinating development strategies, plans, and programs; (iii) improving institutional capabilities; and (iv) undertaking sector-, policy-, and issues-oriented studies in its developing member countries, subregions, and the region. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. ADB also provides technical assistance for private sector development.

In 2001, the Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through this fund and various other funding resources.

Ordinary Operations

ADB's lending limitation policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. As of December 31, 2013, the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantees was $54,391 million ($54,119 million in 2012), compared with a maximum lending ceiling on such date of $174,968 million ($174,839 million in 2012).

Loans

From its establishment through December 31, 2013, ADB had approved loans, net of terminations and reductions, aggregating $155,491 million in its ordinary operations. At December 31, 2013, the total amount of ADB's loans outstanding, undisbursed balances of effective loans, and loans not yet effective in its ordinary operations was $85,185 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 82.6% of the aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were the People's Republic of China (24.7%), India (23.9%), Indonesia (12.1%), Pakistan (8.7%), Philippines (6.7%), and Viet Nam (6.5%).

In 2013, total loans approved were $10,186 million, representing a $902 million increase from 2012 ($9,284 million). ADB approved 56 sovereign loans totaling $8,761 million and 19 nonsovereign loans totaling $1,425 million, compared with 2012 approvals of 49 sovereign loans totaling $8,277 million and 22 nonsovereign loans totaling $1,007 million.[3] Of the total approved ordinary operations loans in 2013, 43.1% were to the People's Republic of China and India.

Disbursements in 2013 totaled $5,985 million ($5,178 million for sovereign loans and $807 million for nonsovereign loans), a decrease of 11.5% from the $6,764 million disbursed in 2012. Regular principal repayments in 2013 were $4,461 million ($3,197 million in 2012), while prepayments totaled $665 million ($61 million in 2012). In 2013, 13 loans were fully prepaid for $530 million, and 22 loans were partially prepaid for $135 million. As of December 31, 2013, loans outstanding after allowance for loan losses and net unamortized loan origination cost totaled $53,088 million, of which $49,947 million were sovereign loans and $3,141 million were nonsovereign loans.

A summary of the ordinary operations outstanding loan commitments of ADB by member country as of December 31, 2013 is set forth in *Appendix VI* of the *Financial Statements.* A breakdown by sector of the ordinary operations loans approved by ADB since its establishment, net of terminations and reductions, and those loans that were effective (approved loans as to which the conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2013 is shown in *Table 4*.

[3] These exclude adjustments and terminations prior to signing.

Table 4: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2013

Sector	Total Approved Loans		Total Outstanding Effective Loans[a]	
	$ million	%	$ million	%
Transport and ICT	43,787	28.2	26,128	34.9
Energy	37,053	23.8	16,297	21.7
Finance	18,489	11.9	4,472	6.0
Public Sector Management	14,119	9.1	8,458	11.3
Water Supply and Other Municipal Infrastructure and Services	12,465	8.0	6,526	8.7
Agriculture and Natural Resources	10,767	6.9	4,501	6.0
Multi-Sector	10,227	6.6	6,325	8.4
Education	3,337	2.1	1,202	1.6
Industry and Trade	3,198	2.1	481	0.6
Health and Social Protection	2,049	1.3	567	0.8
Total	155,491	100.0	74,958	100.0

[a] Includes outstanding loans and undisbursed effective loans.
Note: Figures may not add up due to rounding.

ADB's loans generally cover only a portion of the total costs of the projects and programs they finance. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2013 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $361,813 million, of which approximately 43% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements. In 2013, $3,088 million from official sources was mobilized in loan cofinancings for 23 loan projects, $329 million of which is administered by ADB and $2,759 million of which is administered under collaborative arrangements.

ADB offers a multitranche financing facility (MFF), a debt financing facility that allows ADB to deliver financial resources for a specific program or investment in a series of separate financing tranches over a fixed period. Financing tranches may be provided as loans, guarantees, or any combination of these instruments based on periodic financing requests submitted by the borrower. In 2013, MFFs totaling $1,555 million ($2,612 million in 2012) were approved under ordinary capital resources.[4] Periodic financing requests, under the MFFs, amounting to $2,997 million were approved in 2013 ($3,307 million in 2012). A total of $2,072 million was disbursed in 2013 ($1,634 million in 2012).

ADB provides lending without a sovereign guarantee to entities that can be considered public sector borrowers but are structurally separate from the sovereign or central government. Such entities include state-owned enterprises, government agencies, municipalities, and local government units.

ADB established the CSF in 2009 in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% above ADB's average funding cost, and have a maturity of 5 years, including a 3-year grace period. As of December 31, 2013, four sovereign loans totaling $875 million were outstanding.

[4] These amounts may be adjusted due to the flexibility on the use of ordinary capital resources and Asian Development Fund funding.

As of December 31, 2013, one ordinary capital resources loan amounting to $100 million was approved under RBL. During the year, disbursements under the loan amounted to $20 million.

Sovereign and Nonsovereign Loans

The majority of ADB's ordinary operations loans (92.7%) have been made to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities). The rest have been made to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. A summary of cumulative approvals and the portfolio position of sovereign and nonsovereign loans is shown in *Table 5*.

Table 5: Lending Status at December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2013	2012	2013	2012
Cumulative Approvals[a]	146,049	137,715	9,441	8,546
Cumulative Effective Loans[b]	119,832	114,254	7,509	6,987
Cumulative Repayments[c]	49,499	44,973	2,739	2,196
Outstanding	49,849	49,846	3,202	2,968
Undisbursed[d]	29,117	27,509	3,017	2,991
Total Loans	78,966	77,355	6,219	5,959

[a] Net of adjustments and terminations prior to signing.
[b] Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied.
[c] At historical U.S. dollar equivalents.
[d] Includes not yet effective loans.
Note: Figures may not add up due to rounding.

ADB has not suffered any losses of principal on sovereign loans. ADB maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. During 2013, no loan loss provision was made against outstanding sovereign loans (nil in 2012). There was no accumulated loan loss provision for sovereign loans as of December 31, 2013 (nil in 2012).

A total of $7 million in write back was made for nonsovereign loans ($8 million provision in 2012) consisting of $4 million provision ($12 million in 2012), $10 million write back ($5 million write back in 2012), and $1 million favorable translation adjustment ($1 million unfavorable translation adjustment in 2012) (see *Appendix IX* of the *Financial Statements, Notes F* and *N*).

ADB has established a loan loss reserve for its sovereign loans and guarantee portfolios and its nonsovereign credit exposures, which is presented under "Capital and Reserves" in the balance sheet. As of December 31, 2013, the loan loss reserve amounted to $261 million, as compared to $194 million as of December 31, 2012 (see *Appendix IX* of the *Financial Statements, Note M*).

Lending Windows

ADB's currently available lending windows are the LIBOR-based loan (LBL) window and the local currency loan (LCL) window. Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window, the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. With the introduction of the LBL window in 2001, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window was retired on July 1, 2002.

The LBL window responds to borrower demand for new ADB financial loan products to suit project needs and external debt risk management strategies. The LBL product gives borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) various repayment options (for sovereign loans negotiated after January 1, 2007, borrowers have the following repayment options: annuity type, straight-line, bullet, and custom-tailored repayment terms to match their cash flow projections); (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

The LCL window is available to both private sector and public sector entities. ADB aims to reduce currency mismatches in its developing member countries by extending LCLs in close cooperation with the local financial sector to complement and catalyze local financial resources. In addition, LCL activities can have important benefits for developing local capital markets.

A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2013 and December 31, 2012 is presented in *Table 6.*

Table 6: Loan Portfolio by Loan Products
As of December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2013	2012	2013	2012
LIBOR-based Loans				
Outstanding	44,330	41,283	2,462[a]	2,237[a]
Undisbursed	28,617	27,009	2,381[a]	2,159[a]
Market-based Loans				
Outstanding	303	340	18	28
Undisbursed	-	-	-	-
Pool-based Single Currency (JPY) Loans				
Outstanding	743	1,301	-	-
Undisbursed	-	-	-	-
Pool-based Single Currency (U.S.$) Loans				
Outstanding	3,453	4,394	-	-
Undisbursed	-	-	-	-
Countercyclical Support Facility				
Outstanding	875	2,375		-
Undisbursed	500	500		-
Local Currency Loans				
Outstanding	144	148	723[a]	698[a]
Undisbursed	-	-	635[a]	832[a]
Others				
Outstanding	-	6	-	5
Undisbursed	-	-	-	-
Total				
Outstanding	49,849	49,846	3,202	2,968
Undisbursed[b]	29,117	27,509	3,017	2,992

\- = Nil.
[a] Includes lending without sovereign guarantee to non-private entities such as state-owned enterprises, government agencies, municipalities, and local government units.
[b] Undisbursed balances include undisbursed effective loans and loans approved but not yet effective.
Note: Figures may not add up due to rounding.

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers loans denominated in euros, yen or U.S. dollars and may also offer additional loan currencies to borrowers from time to time. Initially, the loans bear a floating interest rate. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The lending rate is the cost base rate plus a contractual spread that is specified in the loan agreement. The cost base rate is equal to LIBOR and is reset every six months.

For sovereign loans negotiated before October 1, 2007, the lending spread is 0.60%. In December 2013, the Board of Directors approved, for borrowers of U.S. dollar PSCLs that do not have arrears with ADB, the continuation of the waiver of 20 basis points off the lending spread for all interest periods commencing from January 1, 2014 up to and including December 31, 2014. No lending spread waivers were approved for other sovereign loans negotiated before October 1, 2007.

An effective contractual spread of 0.20% applies for all sovereign loans negotiated from October 1, 2007 up to and including June 30, 2010. In 2010, the Board of Directors approved an effective contractual spread of 0.30% for all sovereign loans negotiated from July 1, 2010 up to and including June 30, 2011, and an effective contractual spread of 0.40% for all sovereign loans negotiated on or after July 1, 2011.

In December 2013, the Board of Directors approved an effective contractual spread of 0.50% for all sovereign loans negotiated on or after January 1, 2014. No waiver mechanism applies for such loans.

The Board approved in 2011 the introduction of the following maturity premiums for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and all local currency loans with sovereign guarantees for which, in each case, formal loan negotiations are completed on or after April 1, 2012: (i) 0.10% per annum on loans with an average loan maturity of greater than 13 years and up to 16 years, and (ii) 0.20% per annum on loans with an average loan maturity of greater than 16 years and up to 19 years. ADB also introduced a limit on the average loan maturity for new sovereign and sovereign-guaranteed loans of 19 years. The average loan maturity is derived on the basis of the weighted average time to repay the loan. As of December 31, 2013, 74 loans totaling $11,747 million were subject to these maturity premiums (29 loans totaling $4,509 million in 2012).

The lending spread for nonsovereign loans reflects, among other considerations, the credit risk of the specific project and borrower and is determined on a case-by-case basis by the Investment Committee.

A commitment fee is levied on the undisbursed balance of effective sovereign loans, commencing 60 days after the date of the loan agreement. For project loans signed or negotiated on or before January 1, 2007, the commitment fee is 0.75% per annum and accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year, and 100% thereafter.

For project loans negotiated after January 1, 2007 and before October 1, 2007, a single-rate commitment fee of 0.35% per annum applies. For policy-based loans negotiated during the same period, the commitment fee is 0.75% per annum.

In December 2013, the Board of Directors approved for borrowers of sovereign loans that do not have arrears with ADB a waiver of 0.10% per annum of the commitment fee for project loans negotiated after January 1, 2007 and before October 1, 2007. The waiver of the commitment fee will be applicable with respect to all interest periods commencing from January 1, 2014 up to and including December 31, 2014.

A commitment fee of 0.15% per annum is levied for both project and policy-based loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

For nonsovereign loans, the commitment fee is negotiated between ADB and the borrower for each individual loan.

ADB also charges a market-based front-end fee on nonsovereign loans to cover the administrative costs incurred in loan origination. Front-end fees are typically in the range of 1.0% to 1.5% depending on the transaction. ADB has not charged front-end fees for sovereign loans since 2004.

Rebates and surcharges are standard features of sovereign LBLs. To maintain the principle of the cost pass-through pricing policy, ADB may recover from or return to its sovereign borrowers the difference between its actual funding costs and LIBOR through a surcharge or rebate (*Table 7*). ADB's funding cost margins are reset on January 1 and July 1 every year and are based on the actual average funding cost margin above or below LIBOR in the applicable currency for the preceding 6 months. The rebates or surcharges are passed on to the borrowers by incorporating them into the interest rate for the succeeding interest period. ADB returned an actual sub-LIBOR funding cost margin of $79 million to its LBL sovereign borrowers in 2013 ($77 million in 2012) and collected a surcharge of $3 million on CSF loans in 2013 ($5 million in 2012).

Table 7: Funding Cost Margin
(% per annum)

	(Rebate) or Surcharge			
	LIBOR-based Loans			CSF
	U.S. dollar	yen	New Zealand dollar	U.S. dollar
January 1, 2013	(0.19)	(0.29)	n/a	0.19
July 1, 2013	(0.17)	(0.27)	0.34	0.24

( ) = Negative, CSF = Countercyclical Support Facility, LIBOR = London interbank offered rate, U.S. = United States.

LCL window: ADB prices its LCL product according to transparent pricing principles. The cost base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost base rate comprises ADB's cost of the funding transaction it undertakes to finance the specific loan. For a pool-based funding approach, the cost base rate is based on a local floating rate benchmark. All LCLs initially have a floating rate until the borrower requests a fixed rate. For a floating rate loan, the lending rate will change based on the underlying local currency benchmark. For fixed rate loans, the lending rate is based on the swap equivalent of ADB's cost base rate as of the rate fixing date that corresponds to the maturity and amortization schedule of the disbursement. Rate fixings are subject to ADB being able to enter into appropriate hedging transactions in the local market.

The lending spread follows similar principles to those applied to ADB's LBL product.

The effective contractual spread of 0.50% approved by the Board of Directors in 2013 for sovereign LBLs also applies to LCLs negotiated on or after January 1, 2014 that are guaranteed

by sovereigns, and the effective contractual spread applicable to sovereign LBLs negotiated prior to January 1, 2014 also applies to LCLs negotiated prior to such date. For non-guaranteed LCLs, risk-based pricing is used to determine the lending spread, which is negotiated separately for each loan. In determining the lending spread for these loans, security arrangements, market-based pricing levels, and credit risk for each specific loan, among other factors, must be considered.

Front-end fees and commitment charges are handled similarly to the LBL product. All LCLs negotiated on or after October 1, 2007 that are guaranteed by sovereigns will not be charged front-end fees, and commitment charges for undisbursed amounts on such loans will accrue at 0.15% per annum. For loans without sovereign guarantees, the front-end fee will vary from case to case, typically ranging from 1.0% to 1.5% of the loan amount, or less if the overall project return justifies it. For loans without sovereign guarantees, the commitment fee is loan-specific, typically in a range of 0.50% to 0.75% per annum on the undisbursed loan balances.

Borrowers are allowed to prepay all or part of the disbursed and outstanding balance of a LCL during the life of the loan. However, prepayment charges will apply based on the costs, if any, that ADB incurs as a result of the prepayment for the remainder of the term of the prepaid loan. Borrowers are allowed to cancel all or part of the undisbursed balance at any time. No cancellation charge applies if ADB follows a pool-based funding approach. A cancellation charge may apply for back-to-back funding to compensate ADB for any costs incurred as a result of the cancellation.

Rebates and surcharges apply to sovereign guaranteed LCLs that are funded under the pool-based approach. This principle is identical to the pricing approach for ADB's LBL product, and upholds the principle of automatic cost pass-through pricing.

Under the LCL window, borrowers have the option to change the interest basis of a local currency loan at any time during the life of the loan by requesting an interest rate conversion to fix or unfix their interest rate, subject to relevant swap market opportunities available to ADB in the local market. The terms and conditions that ADB can achieve by executing the necessary hedging transactions are passed on to the borrower, plus a transaction fee of 0.0625%, which is identical to the fee charged for these transactions under the LBL policy, except for the first series of interest rate conversions for which no fee is charged.

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL yen and PSCL U.S. dollar are determined on the basis of ADB's average cost of borrowings for the previous six months plus a lending spread, which is the same as the lending spread applicable to sovereign LBLs negotiated before October 1, 2007. ADB's pool-based variable lending rates for the years 2013 and 2012 are shown in *Table 8.*

Table 8: Pool-based Lending Rates[a]
(% per annum)

	2013	2012	PSCLs
January 1	1.94	1.70	yen
	4.95	4.40	U.S. dollar
July 1	0.97	1.66	yen
	5.27	4.73	U.S. dollar

PSCL = pool-based single currency loan. U.S. = United States.

[a] Lending rates are set on January 1 and July 1 every year, and are valid for 6 months and are represented net of 20 basis points lending spread waiver.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of 6-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable to pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.50% to 0.75% per year on the undisbursed balance are typically charged on MBLs.

Debt Management Products

ADB offers debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities.

Debt management products offered by ADB include currency swaps, including local currency swaps, and interest rate swaps. While currency swaps include the possibility of members or guaranteed entities transforming a foreign currency liability into a local currency liability, the reverse transformation of a local currency liability into a foreign currency liability is not offered.

Equity Investments

ADB provides assistance in the form of equity investments, in addition to loans without government guarantees, and other financing schemes. The Charter allows the use of ordinary capital resources for equity investments in an amount up to 10% of ADB's unimpaired paid-in capital actually paid up together with reserves and surplus, excluding special reserves. At the end of 2013, the total equity investment portfolio for ordinary capital resources for both outstanding and undisbursed approved facilities totaled $1,375 million ($1,348 million at December 31, 2012). This represented about 81% of the ceiling defined by the Charter.

In 2013, ADB approved four equity investments totaling $142 million (three equity investments totaling $131 million in 2012). In the same period, it disbursed a total of $166 million in equity investments, a 48.2% increase from the $112 million disbursed in 2012, and received a total of $321 million from capital distributions and divestments, whether in full or in part, in 31 projects. The divestments were carried out in a manner consistent with good business

practices, after ADB's development role in its investments had been fulfilled, and without destabilizing the companies concerned.

For additional information on Equity Investments, see *Appendix IX* of the *Financial Statements, Note H.*

Guarantees

To catalyze capital flows into and within its developing member countries for eligible projects, ADB extends guarantees for eligible projects which enable financing partners to transfer certain risks that they cannot easily absorb or manage on their own to ADB. ADB's guarantees support infrastructure projects, financial institutions, capital market investors and trade financiers, and cover a wide variety of debt instruments. Guarantees may provide either comprehensive (financial risk) or limited coverage, including political risk.

Guarantees can be provided when ADB has a direct or indirect participation in a project or related sector, through a loan, equity investment or technical assistance. Guarantee tenors are based on the requirements of the underlying project and are callable when a guaranteed event has occurred. Guarantee fees vary depending on whether ADB benefits from a sovereign counterindemnity or not. Guarantees with a sovereign counterindemnity are priced equivalent to ADB's sovereign lending spread; without a sovereign counterindemnity, they are market priced. If a counterindemnity is partial (that is, it covers only selected risks, amounts, or periods), the final price blends the price applicable for the respective parts. ADB may charge or pay administrative and other fees that are specific to the processing and implementation of a credit enhancement product, consistent with industry practice.

Guarantees can cover many forms of debt instruments, including but not limited to (i) senior, subordinated, mezzanine and convertible debt; (ii) project or limited recourse financing; (iii) tier 2 capital raised by banks; (iv) shareholder loans; (v) capital market debt instruments; (vi) performance, bid, advance payment and other payment bonds; (vii) letters of credit, promissory notes, bills of exchange or other forms of trade finance instruments; and (viii) other forms of scheduled or contingent liability that constitute debt. Equity instruments are ineligible for guarantee coverage.

Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with the Financial Accounting Standards Board's Accounting Standards Codification (ASC) 460, *Guarantees,* ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in *Appendix IX* of the *Financial Statements, Note G.*

ADB offers two primary guarantee products – a political risk guarantee and a partial credit guarantee – both designed to mitigate the risk exposure of financing partners.

Political risk guarantee: ADB's political risk guarantee is designed to facilitate cofinancing by providing financing partners with coverage against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, breach of contract, and other events

arising from political causes. All or part of the outstanding debt service obligations to a financing partner may be covered. The cover may be for principal and/or interest payment obligations.

Partial credit guarantee: The partial credit guarantee (PCG) of ADB is designed to cover all events of nonpayment of the guaranteed obligation. It can cover up to 100% of the principal and/or interest owed under a debt instrument. PCG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. PCGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions.

In 2013, ADB approved one new guarantee facility amounting to $35 million (two guarantees amounting to $403 million in 2012).

ADB's exposure on guarantees as of December 31, 2013 and December 31, 2012 is shown in *Table 9.*

Table 9: Outstanding Guarantee Exposure
As of December 31
(in millions of U.S. dollars)

	2013 Outstanding Amount	2012 Outstanding Amount
Partial Credit Guarantees		
Trade-related	595	554
Non Trade-related	1,003	1,181
Political Risk Guarantees	182	170
Total	1,780	1,905

Trade Finance Program: ADB's Trade Finance Program comprises three products: (i) a credit guarantee facility, under which ADB issues guarantees to participating international and regional banks to guarantee payment obligations issued by an approved developing member country and/or local banks in selected developing member countries; (ii) a revolving credit facility, under which ADB provides trade-related loans to developing member countries' banks in support of developing member countries companies' export and import activities; and (iii) a risk participation agreement, under which ADB shares risk with international banks to support and expand trade in challenging and frontier markets. The credit guarantee and risk participation agreement are unfunded products, while the revolving credit facility is funded.

In 2013, 50 issuing banks in 13 countries utilized ADB's standby letters of credit (credit guarantee facility) totaling $1,695 million ($1,936 million in 2012), four major banks utilized the risk participation agreement totaling $556 million ($291 million in 2012), and one issuing bank utilized the revolving credit facility for $5 million ($21 million in 2012). ADB also transferred a portion of its risk in the credit guarantee facility amounting to $502 million ($674 million in 2012) to three financial institutions. In addition, ADB supported $2,279 million ($2,344 million in 2012) via cofinancing with partner commercial banks and risk distribution partners (insurance companies, export credit agencies, and development entities).

As of December 31, 2013, no Trade Finance Program loans were outstanding ($5 million as of December 31, 2012), and guarantees totaled $595 million ($554 million in 2012).

As of December 31, 2013, the Trade Finance Program exposure was $836 million against its $1 billion Board of Directors' approved limit.

Supply Chain Finance Program: In 2012, ADB approved the Supply Chain Finance Program totaling $200 million to provide guarantees and loans (both without government guarantee) through partner financial institutions to support payments to suppliers and distributors of goods in ADB's developing member countries. No amounts were outstanding as of December 31, 2013.

Syndications

Syndications enable ADB to mobilize cofinancing by transferring some or all of the risks associated with its loans and guarantees to other financing partners.[5] Thus, syndications decrease and diversify the risk profile of ADB's financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio or any other basis consistent with industry practices. In 2013, $220 million of B-loans[6] were provided for two projects ($200 million for two projects in 2012).

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

Capital

The total authorized capital of ADB was 10,638,933 shares valued at $163,840 million as of December 31, 2013; subscribed capital was 10,572,003 shares valued at $162,809 million. Of the subscribed capital, $8,169 million was for paid-in shares ($5,973 million of which was paid as of December 31, 2013) and $154,640 million was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to members amounts of their currencies necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. However, pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions (see *Appendix IX* of the *Financial Statements, Note L*).

---

[5] Depending on whether ADB retains risk or not, ADB may or may not have a contingent liability.

[6] A B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions' taking funded risk participations within such a tranche and without recourse to ADB. It complements an A-loan funded by ADB. The $220 million B-loans approved in 2013 included U.S. dollar and local currency complementary loans.

Equity

Total shareholders' equity increased from $16,420 million as of December 31, 2012 to $17,138 million as of December 31, 2013. This was the result of (i) an increase in paid-in capital, net of demand notes of $422 million; (ii) an $84 million decrease in other comprehensive income due to unfavorable currency translation adjustments and fair value changes in available for sale investments, offset by actuarial gains; (iii) net income for the year of $548 million, after appropriation of guarantee fees to the special reserve; and (iv) transfer of $168 million to Special Funds.

Paid-in Capital

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. (see *Appendix IX* of the *Financial Statements, Note C*).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see *Special Operations*). As of December 31, 2013, a total of $73 million (1.1% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2013, 23 ADB members holding 64.6% of the total subscribed capital of ADB and 58.5% of the total voting power were also members of the OECD. Presented in *Table 10* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 162% of ADB's outstanding borrowings after swaps at December 31, 2013.

Table 10: Capital Subscription of OECD Members as of December 31, 2013
(in millions of U.S. dollars)

	Subscribed Capital	Callable Capital
Japan	25,512	24,236
United States	25,333	24,064
Australia	9,459	8,986
Canada	8,551	8,123
Republic of Korea	8,235	7,823
Germany	7,072	6,718
France	3,805	3,615
United Kingdom	3,339	3,172
Italy	2,955	2,807
New Zealand	2,511	2,385
Netherlands	1,677	1,593
Switzerland	954	906
Austria	556	528
Belgium	556	528
Denmark	556	528
Finland	556	528
Ireland	556	528
Luxembourg	556	528
Norway	556	528
Spain	556	528
Sweden	556	528
Turkey	556	528
Portugal	185	172
Total	105,148	99,884

Note: Figures may not add up due to rounding.

The capital subscription of all ADB members is shown in *Appendix VIII* of the *Financial Statements*.

ADB's capital stock and reserves as of December 31, 2013 are shown in *Table 11*. Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in *Appendix IX* of the *Financial Statements, Notes B* and *L*.

Table 11: Ordinary Capital Stock and Reserves
(in millions of U.S. dollars)

	December 31, 2013
Subscribed	162,809
Less: Callable capital subscribed	154,640
Paid-in capital subscribed	8,169
Less: Other adjustments[a]	1,326
	6,843
Less: nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital and net notional amounts required to maintain value of currency holdings; plus Reserves, Surplus, Accumulated Net Income and Other Comprehensive Loss[b]	10,295
Total Paid In Capital Stock, Reserves, Surplus and Accumulated Net Income and Other Comprehensive Loss	17,138

[a] Comprises $88 million of capital transferred to the Asian Development Fund and discount and $1,238 million of paid-in capital subscription installments not yet due (see *Appendix IX* of the *Financial Statements, Note L*)

[b] For a description of reserves, see *Appendix IX* of the *Financial Statements, Note M.*

Note: Figures may not add up due to rounding.

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). Based on such policy, the sum of such capital and reserves as of December 31, 2013 was $122,593 million ($113,511 million in 2012). The aggregate of ADB's gross outstanding borrowings of $61,301 million as of December 31, 2013 ($60,099 million as of December 31, 2012) was equivalent to 50.0% (52.9% in 2012) of such ceiling.

Funding Operations

ADB raises funds for its ordinary operations through the issue and sale of debt obligations in the international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $8 billion Euro-commercial paper (ECP) program to afford greater flexibility in the timing of its long-term borrowings. A summary of ADB's outstanding borrowings as of December 31, 2013 is set forth in *Appendix VII* of the *Financial Statements.*

ADB's primary borrowing objective is to ensure the availability of funds for its operations at the most stable and lowest possible cost. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2013, ADB continued its strategy of issuing liquid benchmark bonds to maintain its strong presence in key currency bond markets, and raising funds through opportunistic financing and private placements, such as retail-targeted transactions and structured notes, which provide ADB with cost-efficient funding levels.

In 2013, ADB raised the equivalent of about $11,975 million ($13,217 million in 2012) in medium- and long-term funds through 58 borrowing transactions. The new borrowings were raised in 10 currencies: Australian dollar, Brazilian real, yen, Mexican peso, New Zealand dollar, pound sterling, Singapore dollar, South African rand, Turkish lira, and U.S. dollar. Of the 2013 borrowings, $10,078 million was raised through 22 public offerings, including three global benchmark bond issues denominated in U.S. dollars totaling $5,500 million. The remaining $1,897 million was raised through 36 private placements. The average maturity to first call date of these borrowings is 4.2 years (4.6 years in 2012). After swaps, $10,865 million or 91% was effectively denominated U.S. dollars and the remaining $1,110 million or 9% in yen.

Among its private placements in 2013, ADB raised about $234 million from its sale of clean energy bonds and $119 million from its sale of water bonds, bringing the cumulative thematic bond issuances to date to about $1,881 million equivalent. In addition, ADB completed buyback transactions with a total notional amount of about $173 million in 2013.

ADB also raised $2,518 million ($5,684 million in 2012) of short-term funds under its ECP program. Of the ECPs issued in 2013, $750 million remained outstanding as of December 31, 2013. *Table 12* shows details of 2013 borrowings as compared with 2012 borrowings.

ADB continues to pursue its objective of contributing to the development of local bond markets and to provide the appropriate local currency financing for its borrowers. In 2013, ADB issued a Singapore dollar-denominated bond under its Asian Currency Note Programme amounting to S$500 million ($402 million equivalent).

Table 12: Borrowings
(in millions of U.S. dollars, unless otherwise specified)

	2013	2012
Medium and Long-Term Borrowings		
Total Principal Amount	11,975	13,217
Average Maturity to First Call (years)	4.2	4.6
Average Final Maturity (years)	4.6	7.1
Number of Transactions		
Public Offerings	22	17
Private Placements	36	60
Number of Currencies (before swaps)		
Public Offerings	5	6
Private Placements	9	6
Short-Term Borrowings[a]		
Total Principal Amount[b]	2,518	5,684
Number of Transactions	12	36
Number of Currencies	2	4

[a] All euro-commercial papers.

[b] At year-end, the outstanding principal amount was $750 million in 2013 and $1,849 million in 2012.

Use of Derivatives

ADB undertakes currency and interest rate swaps to raise, on a fully hedged basis, currencies needed for its operations in a cost-efficient way, while maintaining its borrowing presence in major capital markets. *Figures 1* and *2* show the effects of swaps on the currency composition and interest rate structure of ADB's outstanding borrowings as of December 31, 2013. Interest rate swaps are also used for asset and liability management purposes to match liabilities with the interest rate characteristics of loans.

Figure 1: Effect of Swaps on Currency Composition of Borrowings
As of December 31, 2013


Currency Composition of
Outstanding Borrowings
(Before Swaps)
Other
Currencies[a]
11.8%
yen
3.9%
Turkish Lira
4.1%
pound sterling
4.3%
Australian
dollar
15.3%
US dollar
60.6%
Currency Composition of
Outstanding Borrowings
(After Swaps)
Other
Currencies[b]
1.8%
yen
5.3%
US dollar
92.9%

[a] Other currencies include Brazilian real, Canadian dollar, yuan, Indian rupee, ringgit, Mexican peso, New Zealand dollar, Norwegian krone, Singapore dollar, South African rand, Swiss franc, and baht.

[b] Other currencies include yuan, Indian rupee, and Swiss franc.

Figure 2: Effect of Swaps on Interest Rate Structures of Borrowings
As of December 31, 2013


Interest Rate Structure of
Outstanding Borrowings
(Before Swaps)
Variable
7.4%
Fixed
92.6%
Interest Rate Structure of
Outstanding Borrowings
(After Swaps)
Fixed
7.9%
Variable
92.1%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB's earning base. ADB's Investment Authority governs ADB's investments in liquid assets. The primary objective is to maintain the security and liquidity of funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. ADB does not switch currencies to maximize returns on investments, and investments are generally made in the same currencies in which they are received. At the end of 2013, ADB held liquid investments in 24 currencies.

Liquid investments are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds that are rated at least A–. These investments are held in five portfolios—core liquidity, operational cash, cash cushion, discretionary liquidity, and ad hoc—all of which have different risk profiles and performance benchmarks. The year-end balance and the annualized financial return of the portfolios in 2013 and 2012 are presented in *Table 13*.

Table 13: Year-End Balances and Returns on Liquidity Portfolios

	Year - End Balance[a] (*in millions of U.S. dollars*)		Annualized Return (%) Amortized Cost		Annualized Return (%) Fair Value	
	2013	2012	2013	2012	2013	2012
Core liquidity portfolio	15,890	15,012	1.9	2.3	0.2	2.1
Operational cash portfolio	222	212	0.1	0.1	0.1	0.1
Cash cushion portfolio	2,778	1,412	0.4	0.5	0.4	0.5
Discretionary liquidity portfolio	5,981	7,091	0.3[b]	0.4[b]	0.3[b]	0.4[b]
Others	543	603	2.7	2.7	0.7	1.4
Total	25,414	24,330				

[a] Including securities purchased under resale arrangements, securities transferred under securities repurchase agreements and unsettled trades. The composition of the liquidity portfolio may shift from 1 year to another as part of ongoing liquidity management.

[b] Spread over funding cost.

Note: Figures may not add up due to rounding.

The amortized returns are based on income from investments and realized gains and losses reported in Statement of Income and Expenses. The fair value returns incorporate unrealized gains and losses that are reported as part of other comprehensive income (loss) and movements are dependent on prevailing market environment.

The core liquidity portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded by equity, and the average duration of the major currencies in the portfolio was about 2.1 years as of December 31, 2013.

The operational cash portfolio is designed to meet net cash requirements over a 1-month horizon. It is funded by equity and invested in short-term highly liquid money market instruments.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending the disbursement of these funds. It is invested in short-term instruments and aims to maximize the spread earned between the borrowing costs and investment income.

The discretionary liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium term to opportunistically permit borrowing ahead of cash-flow needs, and to bolster ADB access to short-term funding through continuous presence in the market.

FINANCIAL RISK MANAGEMENT

In its operations, ADB faces various kinds of risks, including financial, operational, and other organizational risks. ADB's risk management framework is built on three core components: governance, policies, and processes. Governance starts with the Board of Directors, which reviews and approves risk policies that define ADB's risk appetite. ADB maintains an independent risk management office and has various management committees with responsibility to oversee ADB-wide risk issues and endorse related decisions for approval by the Board of Directors and President. ADB's risk management framework includes the Risk Committee, which provides high-level oversight of ADB's risks and recommends risk policies and actions to the President.

ADB monitors the credit profile of existing transactions in the operations portfolio, conducts risk assessments of new nonsovereign transactions, and assumes responsibility for resolving distressed transactions when necessary. It also monitors market and credit risks in treasury operations, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. In addition, ADB has developed an operational risk management framework for the institution. For the aggregate portfolio, ADB monitors limits and concentrations, sets aside loan loss reserves, provides loan loss provisions including collective provision requirements, and assesses its capital adequacy.

In carrying out its mission, ADB is exposed to credit, market, liquidity and operational risks. This section will discuss each of these risks as well as ADB's capital adequacy—ADB's ultimate protection against unexpected losses—and its asset and liability management.

Credit Risk

Credit risk is the risk of loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. Related to credit risk, ADB also faces concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual borrower.

ADB assigns a risk rating to each loan, guarantee, and treasury counterparty on an internal scale of 1 to 14 (*Table 14*). For sovereign and treasury counterparties, an external rating is used in assigning the internal rating. For nonsovereign transactions, the rating typically is not better than that of the sovereign.

Table 14: Asian Development Bank Internal Risk Rating Scale

ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A– / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB– / Baa3	Low to medium credit risk
6	BB+ / Ba1	Medium credit risk
7	BB / Ba2	Medium credit risk
8	BB– / Ba3	Medium credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B– / B3	Significant credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Default

ADB = Asian Development Bank.

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury operations. The sovereign portfolio includes sovereign loans, guarantees and equity, while the nonsovereign portfolio includes nonsovereign loans and guarantees, publicly traded equity, and private equity. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. *Table 15* details the credit risk exposure and weighted average risk rating for each asset class. These figures are net of collateral, other credit enhancements, and impairment provisions. Overall, aggregate credit risk improved from 3.9 (BBB) in 2012 to 3.8 (BBB) in 2013.

Table 15: Exposure to Credit Risk
As of December 31
(in millions of U.S. dollars, unless otherwise specified)

	2013		2012	
Item	Exposure ($ million)	Rating (1–14)	Exposure ($ million)	Rating (1–14)
Sovereign operations	50,685		50,802	
a. Loan and guarantee	50,585	5.0 / BBB–	50,752	5.2 / BBB–
b. Equity	100	n/a	50	n/a
Nonsovereign operations	4,594		4,843	
a. Loan and guarantee	3,742	6.3 / BB+	3,737	6.3 / BB+
b. Publicly traded equity	114	n/a	271	n/a
c. Private equity	738	n/a	835	n/a
Treasury	26,514	1.0 / AA	25,357	1.0 / AA
a. Fixed income	18,021	1.0 / AA+	18,807	1.0 / AA
b. Cash instruments	8,316	1.1 / AA–	5,904	1.1 / AA–
c. Derivatives	177	1.0 / AA–	646	1.6 / A+
Aggregate Exposure	**81,794**	**3.8/BBB**	**81,002**	**3.9/BBB**

n/a = not applicable.

Note: Numbers may not sum precisely because of rounding.

Credit Risk in the Sovereign Portfolio

Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through loan loss reserves and by maintaining conservative equity levels. ADB's ordinary capital resources have not experienced any loss of principal from sovereign operations. When countries have delayed payments, they have generally returned their loans to accrual status, and ADB has never had to write off a sovereign loan funded from ordinary capital resources.

ADB charges provisions against income for a specific transaction if it is considered impaired. In addition, ADB appropriates loan loss reserves in the equity section of its balance sheet for the average loss that ADB could incur in the course of lending. The provisions are based on projections of future repayment capacity. The loan loss reserve is based on the historical default experience of sovereign borrowers to multilateral development banks. The sum of the provisions and loan loss reserve represents ADB's expected loss for sovereign operations.

Sovereign loan and guarantee exposure: The weighted average risk rating of the sovereign loan and guarantee portfolio improved from 5.2 (BBB–) in 2012 to 5.0 (BBB–) in 2013 because of improving sovereign credit conditions in many of ADB's developing member countries and more disbursements to higher rated countries (*Figure 3*). Refer to *Appendix IX* of the *Financial Statements, Note F* for additional information.

Figure 3: Sovereign Loan and Guarantee Exposure by Credit Quality
As of December 31
(%)


2013
High credit risk 9.3
Medium credit risk 12.9
Low credit risk 77.9
2012
High credit risk 9.9
Medium credit risk 22.4
Low credit risk 67.7

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–11, high credit risk = exposures with risk rating 12–14.
Percentages may not total 100% because of rounding.

Sovereign concentrations: ADB has assumed some concentration risk to fulfill its development mandate. The three largest borrowers—the People's Republic of China, India, and Indonesia—represented 64.4% of the portfolio (*Table 16*).

Table 16: Sovereign Country Exposure
As of December 31

	2013		2012	
Country	$ million	%	$ million	%
People's Republic of China	13,225	26.1	12,620	24.8
India	11,249	22.2	10,732	21.1
Indonesia	8,169	16.1	9,063	17.8
Philippines	4,741	9.4	5,894	11.6
Pakistan	4,660	9.2	4,995	9.8
Others	8,641	17.0	7,498	14.8

Note: Percentages may not total 100% because of rounding.

Expected loss: In 2013 ADB experienced an increase in the credit quality of some countries in the sovereign portfolio. As a result, expected loss decreased from $218 million in 2012 to $199 million in 2013 (*Table 17*).

Table 17: Sovereign Portfolio Expected Loss
As of December 31

	2013		2012	
Item	$ million	% of SO portfolio	$ million	% of SO portfolio
Provision for Loan Losses	–	–	–	–
Loan Loss Reserve Requirement[a]	199	0.4	218	0.4
Expected Loss	**199**	**0.4**	**218**	**0.4**

– = nil, SO = sovereign operations.

[a] The loan loss reserve requirement is subject to the Board of Governors' approval during the Annual Meeting in May 2014.

Credit and Equity Risks in the Nonsovereign Portfolio

Nonsovereign credit risk is the risk that a borrower will default on its loan or guarantee obligations for which ADB does not have recourse to a sovereign entity. ADB's nonsovereign credit risk is considered more significant because of the uncertain economic environment in some of ADB's markets. In addition, ADB's exposure is concentrated in the energy and finance sectors. ADB employs various policy-based measures to manage these risks.

ADB's Investment Committee and Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee reviews all new nonsovereign transactions for creditworthiness and pricing. The Risk Committee monitors aggregate portfolio risks and individual transactions whose creditworthiness has deteriorated. It also endorses policy changes in managing the portfolio's risks and approves provisions for impaired transactions.

ADB manages its nonsovereign credit risk by assessing all new transactions at both the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those transactions that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed, takes necessary actions to mitigate risks and either confirms or adjusts the risk rating, and updates the valuation for equity investments, including assessing whether impairments are considered other than temporary. ADB will provide specific provisions where necessary in accordance with its provisioning policy.

ADB recognizes specific provisions in net income for known or probable losses in loans and guarantee transactions, and collective provisions for unidentified probable losses that exist in disbursed loan transactions rated below investment grade. In addition, ADB appropriates loan loss reserves in the equity section of its balance sheet for the average loss that ADB would expect to incur in the course of lending for credit transactions rated investment grade and for the undisbursed portions of credit transactions rated worse than investment grade. Specific provisions are based on projections of future repayment capacity. The collective provision and loan loss reserve are based on historical default data from Moody's Investors Service that is mapped to ADB's portfolio. ADB annually tests whether this external data reasonably corresponds to ADB's actual loss experience and may adjust estimates on the basis of this back testing. The sum of the specific provision, collective provision, and loan loss reserve represents ADB's expected loss for nonsovereign operations.

ADB uses limits for countries, industry sectors, corporate groups, obligors, products, and individual transactions to manage concentration risk in the nonsovereign portfolio.

Nonsovereign loan and guarantee exposure: ADB assigns a risk rating to each nonsovereign loan and guarantee. During 2013, ADB's weighted average risk rating stayed constant at 6.3 (BB+). Rating improvements driven by risk transfer agreements with stronger rated entities and the sale of an impaired asset were offset by an increase in transactions categorized as medium credit risk (*Figure 4*). Refer to *Appendix IX* of the *Financial Statements, Note F* for additional information.

Figure 4: Nonsovereign Loan and Guarantee Exposure by Credit Quality
As of December 31
(%)


2013
High credit risk 11.1
Low credit risk 39.0
Medium credit risk 49.9
2012
High credit risk 12.2
Low credit risk 39.2
Medium credit risk 48.6

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–11, high credit risk = exposures with risk rating 12–14.

Publicly traded equity exposure: The exposure of ADB's publicly traded equity portfolio declined from $271 million in 2012 to $114 million in 2013. The decrease was from equity exits conducted during the year rather than declining values.

Private equity exposure: The private equity portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which takes equity stakes in investee companies.

Nonsovereign concentrations: The three largest nonsovereign country exposures as of December 31, 2013 were the People's Republic of China (19.9%), India (17.8%), and Pakistan (9.7%). The relative exposure of the top three countries increased from 45.4% in 2012 to 47.4% in 2013 (*Table 18*). All country exposures complied with ADB's exposure limits.

Table 18: Nonsovereign Country Exposure
As of December 31

	2013		2012	
Country	$ million	%	$ million	%
People's Republic of China	914	19.9	1,015	20.9
India	819	17.8	753	15.6
Pakistan	444	9.7	430	8.9
Thailand	397	8.6	228	4.7
Indonesia	297	6.5	240	5.0
Others	1,723	37.5	2,177	45.0

Note: Percentages may not total 100% because of rounding.

ADB employs the Global Industry Classification Standard for its nonsovereign exposures. Under this system, ADB's nonsovereign exposure is dominated by the utilities sector *(Table 19)*. ADB maintains higher exposures in utilities because of the importance of infrastructure to economic development. To mitigate sector concentration, ADB conducts additional monitoring and reporting and employs specialists.

Table 19: Nonsovereign Sector Exposure
As of December 31

	2013		2012	
Sector	**$ million**	**%**	**$ million**	**%**
Utilities	2,114	46.0	1,989	41.1
Banks	732	15.9	817	16.9
Diversified Financials	559	12.2	517	10.7
Energy	524	11.4	575	11.9
Administration	355	7.7	350	7.2
Others	312	6.8	595	12.3

Note: Numbers and percentages may not total because of rounding.

Expected loss: Expected loss in the nonsovereign portfolio decreased in 2013 (*Table 20*). The primary drivers of the decline in expected loss were the successful exit of a workout transaction and the increased use of qualifying transfer arrangements with highly creditworthy counterparties.

Table 20: Nonsovereign Portfolio Expected Loss
As of December 31

	2013		2012	
Item	**$ million**	**% of NSO portfolio[a]**	**$ million**	**% of NSO portfolio[a]**
Specific Provision for Loan Losses	7	0.2	13	0.3
Collective Provision for Loan Losses	29	0.8	30	0.8
Loan Loss Reserve Requirement[b]	31	0.8	43	1.2
Expected Loss	**67**	**1.8**	**86**	**2.3**

NSO = nonsovereign operations.

[a] Percentage only applies to the loan and guarantee operations of the nonsovereign portfolio.

[b] The loan loss reserve requirement is subject to the Board of Governors' approval during the Annual Meeting in May 2014.

Credit Risk in the Treasury Portfolio

Issuer default and counterparty default are credit risks that affect the treasury portfolio. Issuer default is the risk that a bond issuer will default on its interest or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB only transacts with institutions rated by reputable international rating agencies. Moreover, the treasury portfolio is generally invested in conservative assets, such as money market instruments and government securities. In addition, ADB has established exposure limits for its corporate investments, depository relationships, and other investments.

ADB has counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, have executed an International Swaps and Derivatives Association Master Agreement or its equivalent, and have signed a credit support annex. Under the credit support annex, derivative positions are marked to market daily, and the resulting exposures are generally collateralized by cash or U.S. government securities. ADB also sets exposure limits for individual swap counterparties and monitors these limits against current and potential exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations.

The weighted average credit rating for the treasury portfolio was AA in 2013. About 99% of the portfolio was rated A– or better.

As of December 31, 2013, no fixed-income instruments, derivatives, or other treasury exposures were past due or impaired, the same as in 2012.

Deposits: ADB deposits funds only in institutions that have a minimum long-term average credit rating of A+ or short-term average credit rating of A-1. ADB maintains a watch list of institutions that it perceives to be potentially riskier based on internal credit risk assessments. Moreover, the size of the deposit is limited by the counterparty's equity and creditworthiness. Generally, depository credit risk is low, and all deposits are with institutions rated A+ or better.

Fixed income: Securities issued by sovereigns, sovereign-guaranteed and government-related enterprises including supranationals, represent 94% of ADB's fixed income assets. The remainder is in corporate bonds that are rated at least A– (*Table 21*). ADB has monitored market developments closely and adjusted its risk exposures accordingly.

Table 21: Fixed Income Portfolio by Asset Class
As of December 31

	2013		2012	
Item	**$ million**	**%**	**$ million**	**%**
Government	10,676	59.2	10,122	53.8
Government Guaranteed	2,636	14.6	3,630	19.3
Government-Sponsored Enterprises and Supranationals	3,626	20.1	3,857	20.5
Corporates	1,083	6.0	1,198	6.4
Total	**18,021**	**100.0**	**18,807**	**100.0**

Note: Numbers may not sum precisely because of rounding.

Derivatives: All eligible swap counterparties are rated at least A–. The current exposure to counterparties rated A– through A+ is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. ADB maintains a watch list of institutions that it perceives to be potentially riskier based on internal credit risk assessments. At the end of 2013, all marked-to-market exposure was collateralized.

Country exposure: At the end of 2013, treasury credit risk exposure was allocated across 29 countries with the largest exposure in Japan (*Table 22*).

Table 22: Treasury Country Exposure
As of December 31

	2013		2012	
Country	**$ million**	**%**	**$ million**	**%**
Japan	9,413	35.5	9,536	37.6
United States	7,038	26.5	5,771	22.8
Germany	1,744	6.6	1,994	7.9
Canada	1,162	4.4	1,005	4.0
United Kingdom	963	3.6	250	1.0
Others	6,194	23.4	6,801	26.8
Total	**26,514**	**100.0**	**25,357**	**100.0**

Note: Percentages may not total 100% because of rounding.

European exposure: Exposure to credits of peripheral European countries has been monitored by conducting daily surveillance of the rating and fair value of the exposure and restrictions are in place for new transactions.

Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces three forms of market risk: (i) equity price risk, which is discussed above with the nonsovereign portfolio; (ii) interest rate risk; and (iii) foreign exchange risk.

Interest rate risk: Interest rate risk in the operations portfolio is hedged as the borrowers' interest payments are matched to ADB's borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB's margins remain largely constant.

ADB is primarily exposed to interest rate risk through the liquidity portfolio. ADB monitors and manages interest rate risks in the liquidity portfolio by employing various quantitative methods. It marks all positions to market, monitors interest rate risk metrics, and employs stress testing and scenario analysis.

ADB uses duration and interest rate value-at-risk (VaR) to measure interest rate risk in the treasury portfolio. Duration is the estimated percentage change in the portfolio's value in response to a 1% parallel change in interest rates. Interest rate VaR is a measure of possible loss at a given confidence level in a given time frame because of changes in interest rates. ADB uses a 95% confidence level and a 1-year horizon. In other words, ADB would expect to lose at least this amount once every 20 years because of fluctuations in interest rates. ADB uses duration and VaR to measure interest rate risk across the liquidity portfolio, with particular attention to the major currencies of the core liquidity portfolio, which is the most exposed to interest rate risk.

Foreign exchange risk: ADB endeavors to minimize exposure to exchange rate risk in its operations. In both the operations and treasury portfolios, ADB is required to match the currency of its assets with the currencies of liabilities and equity. Borrowed funds or funds to be invested may only be converted into other currencies provided they are fully hedged through cross currency swaps or forward exchange agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported U.S. dollar results due to currency translation adjustments.

ADB monitors VaR and duration, and performs stress testing to manage market risk in the investment portfolio. The major currencies of the core liquidity portfolio bear the majority of ADB's market risks and account for 59% of ADB's ordinary capital resources, while major currencies account for 95% of the core liquidity portfolio. Major currencies include the U.S. dollar, yen, euro, pound sterling, Australian dollar, and Canadian dollar.

Value-at-risk: Aggregate VaR of the major currencies of the core liquidity portfolio, which includes interest rate and foreign exchange risks, increased from 1.9% in 2012 to 2.9% in 2013 due to increase in foreign exchange and U.S. interest rates volatility. This indicates a 5% probability that the portfolio will lose more than 2.9% ($439 million) of its value over the next year.

Duration: The interest rate sensitivity of major currencies in the core liquidity portfolio, as reflected in its weighted portfolio duration, increased from 1.9 years as of 2012 to 2.1 years as of 2013.

Stress testing: ADB measures the sensitivity of the major core liquidity portfolio to interest rate changes. If interest rates were to rise by 2%, the major currencies in the portfolio would be expected to lose 4.1% ($617 million). ADB also uses scenario analysis to assess how the major currencies in the portfolio would likely respond to significant changes in market factors, such as those that have occurred historically. Because of the generally high quality of ADB's investments, scenario analysis suggests that the treasury portfolio would appreciate during many stressed scenarios as demand for highly rated securities increases.

Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains core liquidity to safeguard against a liquidity shortfall in case its access to the capital market is temporarily denied. The overriding objective of the liquidity policy is to enable ADB to obtain the most cost-efficient funding under normal and stressed situations and to manage liquidity optimally to achieve its development mission. In December 2011, the Board of Directors approved a revised liquidity policy framework. The revised policy redefined the prudential minimum liquidity as 45% of the 3-year net cash requirements. This represents the minimum amount of liquidity necessary for ADB to continue operations even if access to capital markets is temporarily denied. Maintaining the prudential amount of minimum liquidity is designed to enable ADB to cover normal net cash requirements for 18 months under normal and stressed situations without borrowing. The liquidity levels and cash requirements are monitored on an ongoing basis and reviewed by the Board of Directors quarterly. The revised policy allows for the discretionary liquidity portfolio to maintain a debt funded sub-portfolio that will be excluded from the net cash requirements and prudential minimum liquidity calculations.

Operational Risk

ADB defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people, or systems, or from external events. ADB manages its operational risks using a framework endorsed by the Risk Committee and approved by the President in 2012. The framework enables ADB to implement an approach that focuses on identifying, accessing, and managing risks to minimize potential adverse impacts.

Key components of ADB's operational risk management approach include (i) employing the Operational Risk Self Assessment in its key business areas, (ii) using key risk indicators for operational risk profile monitoring and the collection of risk event information, and (iii) promoting risk awareness including presentations to staff on the application of the methodologies. ADB continues to roll out operational risk management methodologies and tools across organizational lines.

Like any other organization, ADB is exposed to various types of operational risk, which it mitigates by applying internal controls and monitoring areas of particular concern. ADB utilizes risk transfer, including insurance, for mitigating low frequency and high severity operational risks. In addition, ADB effected enhancements to its business continuity management including (i) streamlining the business continuity management system, (ii) improving information technology for disaster recovery, (iii) enhancing the recovery sites, and (iv) strengthening of business continuity plan testing.

Capital Adequacy

ADB's most significant risk is if a large portion of its loan portfolio were to default. Credit risk is measured in terms of expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution's ultimate protection against unexpected losses that may arise from credit and other risks.

ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. The framework has two objectives. First, it measures ADB's ability to absorb income losses because of a credit shock. Through this monitoring, ADB reduces the probability that it would have to rely on shareholder support, such as additional paid-in capital or a capital call.

Second, the framework evaluates ADB's ability to generate sufficient income to support loan growth after a credit shock. As a development institution, ADB's mandate becomes more important during a financial crisis when some of its developing member countries may find their access to capital markets to be limited. Demand for ADB assistance may rise under such adverse conditions. For the stress test, ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 10 years. Throughout 2013, the stress test indicated that ADB had adequate capital to absorb the losses of a severe credit shock and to continue its development lending.

Asset and Liability Management

ADB has an asset and liability management policy framework that guides all financial policies related to asset and liability management including liquidity, investments, equity management, and capital adequacy. The objectives of the asset and liability management are to safeguard ADB's net worth and capital adequacy, promote steady growth in ADB's risk-bearing capacity, and define financial policies for undertaking acceptable financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to ADB's borrowers, along with the most reasonable lending terms, while safeguarding ADB's financial strength. ADB's asset and liability management aims to safeguard net worth from foreign

exchange rate risks, protect net interest margin from fluctuations in interest rates, and provide sufficient liquidity to meet cash flow requirements under ADB's operations. ADB also adheres to a cost pass-through pricing policy for its loans to sovereign borrowers, and allocates the most cost-efficient borrowings based on cost and maturity to fund these loans.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into contractual obligations that may require future cash payments. *Table 23* summarizes ADB's significant contractual cash obligations as of December 31, 2013 and 2012. Long-term debt includes direct medium- and long-term borrowings, excluding swaps, and excludes unamortized premiums, discounts, and the effects of applying ASC 815. Other long-term liabilities correspond to accrued liabilities, including pension and postretirement medical benefits.

Table 23: Contractual Cash Obligations
As of December 31
(in millions of U.S. dollars)

Item	2013	2012
Long-Term Debt	60,011	60,694
Undisbursed Loan Commitments	32,134	30,500
Undisbursed Equity Investment Commitments	587	652
Guarantee Commitments	2,302	2,614
Other Long-Term Liabilities	1,347	1,981
Total	96,381	96,441

Note: Figures may not add up due to rounding.

INTERNAL CONTROL OVER FINANCIAL REPORTING

ADB Management assesses the effectiveness of its internal controls over financial reporting since 2008 using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the *Internal Control – Integrated Framework (1992).*[7] ADB continues to apply a risk-based evaluation framework for the assertion and attestation of the effectiveness of internal control over financial reporting for ordinary capital resources and Special Funds, except for the Asian Development Bank Institute (ADBI). The scope includes a review of 48 business processes over financial reporting and four domains for the information technology general computer controls. In 2010, ADB expanded the testing to include trust funds. ADB's staff across several departments and offices is responsible for: (i) identifying and testing key controls, and (ii) assessing and evaluating the design and operating effectiveness of the business processes. Concurrently in 2013, the external auditor performed an independent test of selected key controls and concurred with Management that ADB maintained effective internal control over financial reporting for ordinary capital resources and Special Funds (except for ADBI).

[7] The revised framework issued in May 2013 will become effective for the 2014 financial statements. ADB is currently assessing the impact of the new framework for ADB's financial reporting.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are described in *Appendix IX* of the *Financial Statements, Note B*. As disclosed in the financial statements, Management estimates the fair value of financial instruments. Since the estimates are based on judgment and available information, actual results may differ and might have a material impact on the financial statements.

Fair value of financial instruments: Under statutory reporting, ADB carries selected financial instruments and derivatives, as defined by ASC 815 and 825, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating market data and requiring judgment and estimates. These are discussed in more detail in *Appendix IX* of the *Financial Statements, Note B.*

The pricing models used to determine the fair value of ADB's financial instruments are based on discounted cash flow models. ADB reviews the pricing models to assess the appropriateness of assumptions to reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities. The selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable.

Provision for loan losses and loan loss reserves: In 2006, the Board of Directors approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. Provision against loan losses for impaired loans reflects Management's judgment and estimate of the present value of expected future cash flows for these loans discounted at the loan's effective interest rate. ADB considers a loan as impaired when, based on current information and events, ADB will probably be unable to collect all the amounts due according to the loan's contractual terms. The provisioning estimates are done quarterly. In 2010, ADB refined the provisioning methodology to include collective provisioning for the nonsovereign portfolio.

ADB uses an internal risk-rating system to estimate expected loss for unimpaired loans. The probability of default is based on the historical default experience of sovereign borrowers to multilateral development institutions; for nonsovereign loans, it is based on Moody's Investors Service default data. A loan loss reserve is established in the equity section of the balance sheet for the expected losses as an allocation of net income subject to the approval of the Board of Governors.

Pension and other postretirement benefits: ADB provides staff retirement benefit and postretirement medical benefit plans for all eligible staff members, provided they have not reached the normal retirement age of 60. Costs relating to net periodic benefit cost are allocated between ordinary capital resources and the Asian Development Fund based on the agreed cost-sharing methodology. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations, and funded status associated with these plans are based on market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. For further details, refer to *Appendix IX* of the *Financial Statements, Note P.*

ALLOCATION OF ORDINARY CAPITAL RESOURCES NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of the net income to Special Funds to support development activities in its developing member countries. In May 2013, the Board of Governors approved the allocation of the 2012 net income of $124 million, after appropriation of guarantee fees to the special reserve, as follows: (i) $322 million representing the ASC 815 and 825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, be added from the cumulative revaluation adjustments account; (ii) $67 million be transferred to the loan loss reserve; (iii) $211 million be allocated to the ordinary reserve; (iv) $120 million be allocated to the Asian Development Fund; (v) $30 million be allocated to the Technical Assistance Special Fund; (vi) $9 million be allocated to the Climate Change Fund; (vii) $6 million be allocated to the Regional Cooperation and Integration Fund; and (viii) $3 million be allocated to the Financial Sector Development Partnership Special Fund. The Board of Governors also approved the transfer of $67 million from surplus to ordinary reserve.

Audit Fees

Deloitte & Touche LLP, Singapore (D&T) served as ADB's independent auditors for the financial years 2013 and 2012. ADB incurred $1.7 million for financial year 2013 ($1.7 million for 2012) in professional fees for audit services of D&T and $700.6 thousand for financial year 2013 ($307.5 thousand for 2012) for non-audit services of other D&T offices worldwide pertaining to ADB's technical assistance projects and staff consulting services. No services for financial information systems design and implementation were rendered by D&T to ADB during 2013 and 2012.

D&T also provided audit services to the Asian Development Bank Institute, an organization affiliated with ADB, for which an amount of $23.8 thousand for financial year 2013 ($23.1 thousand for 2012) was incurred.

ADB's Audit Committee is satisfied that D&T's provision of non-audit services does not compromise D&T's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2013, Special Funds consist of the Asian Development Fund; the Technical Assistance Special Fund; the Japan Special Fund; the Asian Development Bank Institute; the Pakistan Earthquake Fund; the Regional Cooperation and Integration Fund; the Climate Change Fund, the Asia Pacific Disaster Response Fund and the Financial Sector Development Partnership Special Fund. Financial statements for each Special Fund are prepared in accordance with U.S. GAAP except for the special purpose financial statements for the Asian Development Fund, which are prepared in accordance with the Regulations of the Asian Development Fund. In addition to ordinary capital resources and Special Funds, ADB also manages and administers various trust funds such as the Japan Scholarship Program, the Japan Fund for Poverty Reduction, and grant cofinancing activities. These funds do not form part of ADB's own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see *Funding Resources – Paid-in Capital*) and, in the case of the Technical Assistance Special Fund, the Asian Development Fund, the Technical Assistance Special Fund, the Regional Cooperation and Integration Fund, the Climate Change Fund and the Financial Sector Development Partnership Special Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and the Asian Development Fund in proportion to the relative volume of operational activities under ordinary capital resources and the fund (see *Appendix IX* of the *Financial Statements, Note N*).

Asian Development Fund

The Asian Development Fund (ADF) is ADB's concessional financing window for its developing member countries with per capita gross national income below the ADB operational cutoff and limited or low creditworthiness. It is a multilateral source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF has received contributions from 33 donors (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF's resources.

In July 2012, the Board of Governors adopted a resolution providing for the tenth replenishment of the ADF (ADF XI) and the fifth regularized replenishment of the Technical Assistance Special Fund (TASF V). The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for four years from January 2013, and for replenishment of the Technical Assistance Special Fund (TASF) in conjunction with the ADF replenishment to finance technical assistance operations under the TASF. The total replenishment of SDR8,065 million ($12,608 million at Resolution No. 357 exchange rates) comprised SDR7,824 million for ADF XI and SDR241 million for the TASF V. About 38% of the replenishment will be financed from new donor contributions totaling SDR3,067 million ($4,796 million equivalent) The replenishment became effective on June 4, 2013. As of December 31, 2013, ADB has received 27 instruments of contributions from donors totaling SDR2,778 million ($4,344 million).

Currency management: ADB revised the currency management framework for the ADF in 2006. The previous practice of managing ADF's resources in as many as 15 currencies was discontinued, and an approach based on an SDR basket of currencies (U.S. dollar, euro, pound sterling, and yen) was introduced. ADF donor contributions and loan reflows received in currencies that are not part of the SDR basket are converted into one of the currencies in the basket to maintain an SDR-based liquidity portfolio. In addition, each borrower's obligations under new ADF loans are determined in SDR. ADB extends the full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions were to be treated as new loans redenominated in SDR. As of December 31, 2013, 18 of 28 borrowing members have signified their agreement to the conversion. The outstanding balance of their SDR-converted loans amounted to $12,219 million.

Framework for grants and hard-term facility: In September 2007, the Board of Directors approved the ADF grant framework, which limits grant eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the SDR basket of currencies plus the ordinary capital resources lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, blend countries with per capita income not exceeding the International Development Association operational cutoff for more than two consecutive years and with an active ordinary capital resources lending program, are eligible to borrow from this new facility. The interest rate, which is fixed for the life of hard-term loans approved during the year, is reset every January. For hard-term ADF loans approved in 2013, the interest rate was set at (i) 1.0% during the grace period and 1.5% thereafter (1.0% during the grace period and 1.5% thereafter for 2012) for ADF-only countries; and (ii) 2.0% fixed for the life of the loans for blend countries. Three loans were approved under this facility in 2013.

Liquidity management: ADF manages its liquidity assets under two tranches to allow for the optimal use of financial resources. The main objective of the first tranche is to ensure that adequate liquidity is available to meet the expected cash requirements. The second tranche comprises the prudential minimum liquidity to be held to meet unexpected demands and any usable liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Contributed resources: The total replenishment of SDR8,065 million for ADF XI and TASF V comprises SDR4,691 million financed from internal resources, SDR3,067 million from new donor contributions, and SDR307 million from net income transfers from ordinary capital resources. This covers 2013 to 2016, which became effective in June 2013 after instruments of contribution deposited with ADB for unqualified contribution exceeded 50% of all pledged contributions. As of December 31, 2013, 27 donors had contributed a total of $3,848 million equivalent, of which $943 million (including the allocation to the TASF) had been received and made available for operational commitments. The remaining unpaid contributions under the seventh, eighth, and ninth replenishment of the ADF, and ADF XI as of December 31, 2013 totaled $531 million.[8]

The commitment authority available for future commitments comprises the resources available to the ADF for its future lending activities in the form of loans and grants. These resources are derived from donor contributions, reflow-based resources, and net income transfers from ordinary capital resources. The balance of the commitment authority available for operations as of December 31, 2013 was $422 million, compared with $849 million as of December 31, 2012.

In May 2013, the Board of Governors approved the transfer of $120 million to the ADF as part of ordinary capital resources net income allocation ($120 million in 2012). In addition, $532 million from loan and grant savings and cancellations were included in the commitment authority. This resulted from Management's continued assessment of opportunities to free committed resources through cancellations of unused loan and grant balances.

During 2013, deposited installments under ADF XI amounted to $1,022 million, and ADF XI promissory notes encashed totaled $338 million. About $74 million was transferred to the TASF.

Loan approvals, disbursements, and repayments: In 2013, 46 ADF loans totaling $3,007 million were approved compared with 60 ADF loans totaling $2,184 million in 2012.[9] Disbursements during 2013 totaled $1,975 million, an increase of 53.6% from $1,286 million in 2012. At the end of 2013, cumulative disbursements from ADF resources were $35,535 million. Loan repayments during the year totaled $1,677 million ($1,111 million in 2012). At the end of 2013, outstanding ADF loans amounted to $28,680 million ($29,165 million in 2012).

In 2013, MFF for $505 million ($93 million in 2012) was approved under the ADF. Periodic financing requests under the MFFs totaling $325 million were approved in 2013 ($237 million in 2012). A total of $242 million under the MFFs was disbursed in 2013 ($165 million in 2012).

Results-based lending. As of December 31, 2013, one ADF loan for $100 million was approved under RBL. The loan will be used to support the education sector development program of one sovereign borrower. Disbursement for the year under the loan was $20 million.

Project design facility: ADB established the project design facility (PDF) in 2011 on a pilot basis to support project preparation, particularly detailed engineering designs, through

[8] U.S. dollar equivalent at December 31, 2013 exchange rates.
[9] Number and amount of loans exclude adjustments and terminations prior to signing.

project design advances. Loans approved under the PDF carry the standard interest rates of ordinary capital resources or ADF loans. Payment of interest is deferred until the project design advance is refinanced out of the proceeds of the loan, or other repayment terms take effect. As of December 31, 2013, one ADF loan was approved under the PDF (one in 2012).

Investment portfolio position: The ADF investment portfolio[10] totaled $6,966 million at the end of 2013 compared with $6,519 million at the end of 2012. About 20.2% of the portfolio was invested in bank deposits, and 79.8% in fixed-income securities. The annualized rate of return on ADF investments including unrealized gains and losses was 0.2% (1.1% in 2012).

Grants: In 2013, ADB approved 20 grants (23 in 2012) totaling $843 million ($666 million in 2012),[11] of which $369 million were periodic financing requests under MFFs ($349 million in 2012)[12] while 18 grants (20 in 2012) totaling $448 million ($384 million in 2012) became effective, net of $100 million ($36 million in 2012) in write-backs of undisbursed commitments for savings on financially closed and/or cancelled projects.

Direct value-added official cofinancing for ADF loans and grants: In 2013, $977 million ($429 million in 2012) was mobilized in official loan and grant cofinancing for 19 ADF-financed projects (27 in 2012) totaling $1,125 million ($1,467 million in 2012).

Technical Assistance Special Fund

The TASF was established to provide technical assistance on a grant basis to ADB's developing member countries and regional technical assistance.

In July 2012, as part of ADF XI replenishment, the donors agreed to contribute 3% of the total replenishment size as the fifth replenishment of the TASF. The replenishment covers 2013 to 2016.

Contributed resources: As of December 31, 2013, 27 donors had committed a total of $340.8 million to the TASF as part of the ADF XI and TASF V. Of the total commitment, $85.2 million had been received.

As part of the ADF X and fourth regularized replenishment of TASF, $311.6 million out of the total commitment of $339.3 million was received as of December 31, 2013.

During the period, India made a direct voluntary contribution of Rs10.0 million ($0.2 million), and Pakistan made a direct voluntary contribution of $0.1 million. In addition, $30.0 million was allocated to the TASF as part of the ordinary capital resources net income allocation, $7.0 million was committed for the fourth regularized replenishment of the TASF, and $340.8 million was committed for the fifth regularized replenishment of the TASF. At the end of 2013, TASF resources totaled $2,273.3 million, of which $1,943.7 million was committed, leaving an uncommitted balance of $329.6 million ($141.2 million as of December 31, 2012).

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[10] Includes securities purchased under resale arrangement.

[11] This excludes partial cancellation of grant funded by a cofinancier.

[12] These amounts may be adjusted due to the flexibility on the use of ordinary capital resources and ADF funding.

Operations: Technical assistance commitments (approved and effective) increased from $128.3 million in 2012 to $133.3 million in 2013 for 205 technical assistance projects and 31 supplementary approvals that were made effective during the year, net of $15.5 million ($19.2 million in 2012) in write-backs of undisbursed commitments for completed and cancelled technical assistance projects. Undisbursed commitments net of advances for technical assistance increased to $342.7 million as of December 31, 2013 ($321.0 million as of December 31, 2012). The TASF financed 34.3% of all technical assistance activities approved in 2013.

Investment position: As of December 31, 2013, the total investment portfolio, including securities purchased under resale arrangements, amounted to $414.0 million, compared with $416.7 million as of the end of 2012. Revenue from investments decreased from $3.0 million in 2012 to $2.5 million in 2013.

Japan Special Fund

The Japan Special Fund was established in 1988 when ADB, acting as the administrator, entered into a financial arrangement with the Government of Japan, which agreed to make the initial contribution to help ADB's developing member countries restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

Contributed resources: As of December 31, 2013, Japan's cumulative contribution to the fund since its inception in 1988 amounted to ¥112.9 billion ($973.7 million equivalent), comprising regular contributions of ¥94.8 billion ($822.9 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). The uncommitted balance, including approved technical assistance projects that are not yet effective, was $62.6 million as of December 31, 2013 ($61.3 million as of December 31, 2012).

Operations: In 2013, no new technical assistance projects or grants were approved or made effective (one technical assistance project for $0.9 million in 2012) and $1.5 million was written back for financially completed and cancelled projects ($4.8 million in 2012). Undisbursed commitments, net of advances for technical assistance projects as of December 31, 2013 was $13.8 million, compared with $21.0 million as of the end of 2012.

Investment position: As of December 31, 2013, the total investment portfolio amounted to $75.8 million, lower than the balance of $81.9 million as of December 31, 2012. Revenue from investments decreased from $0.18 million in 2012 to $0.15 million in 2013.

Asian Development Bank Institute

The Asian Development Bank Institute (ADBI) was established in 1996 as a subsidiary body of ADB. The ADBI's objectives are to identify effective development strategies and capacity improvements for sound development management in the developing member countries. Its operating costs are met by ADBI and it is administered in accordance with the Statute of ADBI.

In July 2013, the Government of Japan committed its 21st contribution for ¥672.1 million ($6.8 million equivalent) and in December 2013, committed its 22nd contribution for ¥672.1 million ($6.4 million equivalent).

As of December 31, 2013, cumulative contributions committed to the ADBI amounted to ¥22.6 billion, A$1.6 million, and $1.5 million (about $215.1 million equivalent), excluding translation adjustments. Of the total contributions received, $206.0 million had been used by the end of 2013 mainly for research and capacity building activities, including (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) financing associated administrative expenses. The balance of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $9.1 million.

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in 2005 in response to the special needs of Pakistan following the earthquake in 2005. The PEF serves as a dedicated fund to deliver emergency grant financing for investment and technical assistance projects to support immediate reconstruction, rehabilitation, and associated development activities. The PEF was terminated on June 30, 2011, and all projects were financially completed as of September 30, 2013. The PEF remains open pending completion of winding up activities.

Contributed resources: As of December 31, 2013, PEF resources totaled $147.2 million, of which $128.9 million had been utilized, leaving an uncommitted balance of $18.3 million ($4.4 million as of December 31, 2012).

Operations: A write-back of $13.9 million (nil in 2012) was made for a financially completed and cancelled grant. No new technical assistance or grants were approved or made effective in 2013 and 2012. The PEF had no undisbursed commitments net of grant advances as of December 31, 2013 ($14.0 million in 2012).

Investment position: As of December 31, 2013, the total investment portfolio amounted to $17.5 million ($17.7 million as of December 31, 2012). Revenue from investments for 2013 increased to $0.3 million ($0.2 million in 2012).

Regional Cooperation and Integration Fund

The Regional Cooperation and Integration Fund (RCIF) was established in 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources: In May 2013, $6.0 million was transferred to RCIF from ordinary capital resources allocable net income. As of December 31, 2013, RCIF resources totaled $59.1 million, of which $54.0 million had been utilized, leaving an uncommitted balance of $5.1 million ($1.7 million as of December 31, 2012).

Operations: In 2013, net technical assistance expenses totaled $2.2 million ($2.1 million in 2012) comprising five technical assistance projects and two supplementary approvals totaling $3.0 million became effective (four technical assistance projects for $2.1 million in 2012) and $0.8 million ($0.3 million in 2012) write-back on financially completed and/or cancelled

projects. The balance of undisbursed commitments net of grant advances as of December 31, 2013 amounted to $12.6 million ($16.2 million in 2012).

Investment position: As of December 31, 2013, the total investment portfolio amounted to $17.5 million ($17.6 million as of December 31, 2012). Revenue from investments for 2013 was $0.03 million ($0.04 million in 2012).

Climate Change Fund

The Climate Change Fund (CCF) was established in 2008 to facilitate greater investments in developing member countries to address the causes and consequences of climate change alongside ADB's assistance in related sectors.

Contributed resources: In May 2013, $9.0 million was transferred to CCF from ordinary capital resources allocable net income. As of December 31, 2013, CCF resources totaled $60.3 million, of which $46.7 million had been utilized, leaving an uncommitted balance of $13.6 million ($7.9 million as of December 31, 2012).

Operations: In 2013, net technical and/or grant expenses totaled $2.9 million ($6.0 million in 2012), comprising four technical assistance projects and one grant totaling $3.3 million that became effective, and a $0.4 million write-back for financially completed and/or cancelled projects (seven technical assistance projects, one grant totaling $7.0 million, and a $1.0 million write-back in 2012). The balance of undisbursed commitments net of grant and/or technical assistance advances as of December 31, 2013 amounted to $25.0 million ($25.0 million in 2012).

Investment position: As of December 31, 2013, the total investment portfolio amounted to $36.9 million ($32.7 million as of December 31, 2012). Revenue from investments for 2013 and 2012 was $0.06 million.

Asia Pacific Disaster Response Fund

The Asia Pacific Disaster Response Fund (APDRF) was established in 2009 to provide timely incremental grant resources to developing member countries affected by natural disasters.

Contributed resources: As of December 31, 2013, APDRF resources totaled $40.2 million, of which $35.5 million had been utilized, leaving an uncommitted balance of $4.7 million ($10.3 million as of December 31, 2012).

Operations: In 2013, net technical assistance and/or grant expenses totaled $5.5 million ($2.0 million in 2012) comprising six grants totaling $7.0 million that became effective and a $1.5 million write-back for financially completed and/or cancelled projects (two grants totaling $2.0 million and no write-back in 2012). APDRF had no undisbursed commitments net of grant advances as of December 31, 2013 ($0.02 million in 2012).

Investment position: By December 31, 2013, all time deposit placements have matured ($7.2 million as of December 31, 2012). Revenue from investments for 2013 and 2012 was $0.01 million.

Financial Sector Development Partnership Special Fund

The Financial Sector Development Partnership Special Fund (FSDPSF) was approved by the Board of Directors and established on January 31, 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources: In May 2013, the Board of Governors approved the initial contribution of $2.7 million as part of the ordinary capital resources 2012 net income allocation. In 2013, the Government of Luxembourg committed contributions to the FSDPSF: $2.4 million in October and €1.5 million ($2.0 million equivalent) in December.

Operations: No technical assistance or grants were approved during the period.

Investment position: As of December 31, 2013, the total investment portfolio amounted to $4.8 million representing the initial investment in U.S. dollar deposits.

Trust Funds Managed by ADB

Japan Scholarship Program

The Government of Japan established the Japan Scholarship Program (JSP) in 1988 to provide an opportunity for well-qualified citizens of developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in Asia and the Pacific. From 1988 to 2013, Japan contributed $144.8 million and 3,104 scholarships were awarded to recipients from 35 member countries. Of the total, 2,758 have completed their courses. Women have received 1,101 scholarships. An average of 150 new scholarships has been awarded annually in the past 10 years. As of 2013, JSP had 29 participating institutions in 10 countries.

Japan Fund for Poverty Reduction

The Government of Japan established the Japan Fund for Poverty Reduction (JFPR) in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that can add value to projects financed by ADB. In 2011, the JFPR expanded its scope of grant assistance to provide technical assistance grants in addition to project grants. As of the end of 2013, JFPR funds totaled about $615.4 million. The Government of Japan had approved 166 grant projects (equivalent to $474.5 million) and 155 technical assistance projects (equivalent to $167.0 million) of which ADB had subsequently approved 161 grant projects (equivalent to $464.0 million) and 147 technical assistance projects (equivalent to $158.5 million) funded by JFPR.

Grant Cofinancing Activities

Trust funds and project-specific grants are key instruments to mobilize and channel financial resources from external sources to finance technical assistance and components of investment projects. They play an important role in complementing ADB's own resources. Multilateral, bilateral, and private sector partners have contributed about $6,072.6 million in grants to ADB operations. In 2013, grant cofinancing for ADB-approved projects totaled $763.7 million, comprising $278.1 million for 163 technical assistance projects and $485.6 million for components of 29 investment projects. By the end of 2013, ADB was administering 41 trust funds, comprising 30 stand-alone trust funds[13] and 11 trust funds established under financing partnership facilities. Of these, 22 have balances totaling $614.4 million in grants. Additional grant resources from external partners totaled $644.1 million in 2013, comprising $372.1 million in new commitments, $165.7 million in replenishments for existing trust funds, and $106.3 million in additional allocation from global funding initiatives.[14] In 2013, grant commitments to new trust funds totaled $191.8 million.

Financing partners provided the following commitments and replenishments to existing trust funds in 2013:

(i) $180.3 million from the Government of the United States for the Afghanistan Infrastructure Trust Fund;

(ii) $103.9 million from the Government of Japan for the Afghanistan Infrastructure Trust Fund, Japan Fund for Poverty Reduction, and Japan Scholarship Program;

(iii) $22.7 million from the Government of Norway for the Multi-Donor Clean Energy Fund under the Clean Energy Financing Partnership Facility;

(iv) $15.7 million from the Government of Sweden for the Poverty and Environment Fund;

(v) $15.0 million from the Government of the Netherlands for the Netherlands Trust Fund under the Water Financing Partnership Facility;

(vi) $8.0 million from the Government of the Republic of Korea for the e-Asia and Knowledge Partnership Fund; and

(vii) $0.4 million from the Government of France for the Cooperation Fund for Project Preparation in the Greater Mekong Subregion and in Other Specific Asian Countries.

Additional allocations from global funding initiatives comprised $77.1 million from the Climate Investment Funds, $14.6 million from the Global Agriculture and Food Security Program, and $14.6 million from the Global Environment Facility.

[13] Trust funds not related to financing partnership facilities and including the Japan Scholarship Program.
[14] In addition, the Climate Investment Funds allocated $411.7 million for loans.

GOVERNANCE

The Board of Directors has established an Audit Committee, a Budget Review Committee, a Compliance Review Committee, a Development Effectiveness Committee, an Ethics Committee, and a Human Resources Committee.

Audit Committee

The Audit Committee was established to assist the Board of Directors in carrying out its responsibilities as they relate to ADB's financial reporting and audits, including internal controls. The Audit Committee consists of not more than six members of the Board of Directors. The Chair and other members are appointed by the President in consultation with the Board of Directors.

The Audit Committee assesses in its annual report its work and evaluates its performance annually relative to the Audit Committee's purpose and responsibilities outlined in the Terms of Reference of the Audit Committee. The Audit Committee has an oversight function regarding current areas of financial risk and how these are being managed and must satisfy itself that ADB's financial reporting and audits, including internal controls, are adequate and efficient.

Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget. The Budget Review Committee consists of not more than six members of the Board of Directors, who may be Directors or Alternate Directors, appointed by the President in consultation with the Board of Directors. The President designates one member as Chair.

The Budget Review Committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget, and as needed any major new programs or initiatives with substantive budget implications, and reports its findings to the Board of Directors. It also considers any other aspects of the administrative budget that the President may request and reports its findings to the Board of Directors.

Compliance Review Committee

The Compliance Review Committee was established under ADB's accountability mechanism. The Compliance Review Committee clears the Compliance Review Panel's proposed terms of reference and time frame for conducting compliance reviews, and reviews the panel's draft monitoring reports on implementation of remedial actions approved by the Board of Directors before the panel finalizes them. The committee consists of six members of the Board of Directors: four representing regional members (at least three of whom are from borrowing countries) and two representing nonregional members.

Development Effectiveness Committee

The Development Effectiveness Committee was established to assist the Board of Directors in carrying out its responsibility of ensuring that ADB's programs and activities

achieve development effectiveness. Development effectiveness is assessed through ADB's operations evaluation. The Development Effectiveness Committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels. The Development Effectiveness Committee consists of not more than six members of the Board of Directors. The President appoints the members of the Development Effectiveness Committee, in consultation with the Board of Directors, and designates one of them as the Chairperson.

The Development Effectiveness Committee is expected to satisfy itself that ADB's operations evaluation activities are adequate and efficient. In this regard, the specific responsibilities that the Development Effectiveness Committee carries out on behalf of the Board of Directors are as follows: (i) review the annual work program of ADB's Independent Evaluation Department (IED); (ii) review IED's reports and the action taken by ADB on them; (iii) report to the Board of Directors on selected high-priority evaluation issues, if any, that have a significant bearing on the relevance, efficiency and effectiveness of ADB, and make recommendations on such issues; (iv) monitor and report to the Board of Directors on the implementation of its decisions; (v) review the annual programs for the preparation of project completion reports and technical assistance completion reports; and (vi) review the annual report on loan and technical assistance portfolio performance.

Ethics Committee

The Ethics Committee was created to address matters of ethics that may arise under the Code of Conduct adopted by the Board of Directors in September 2006. The provisions of the Code of Conduct apply to all members of the Board of Directors (Executive Directors, Alternate Executive Directors, and temporary Alternate Directors) and to the President. The Ethics Committee consists of five Directors and/or Alternate Directors. When appointing committee members and the Chair, the President will seek to ascertain and abide by the consensus of the Board of Directors.

The Ethics Committee is responsible for advising Executive Directors, Alternate Executive Directors, or the President when they request guidance on actual or potential conflicts of interest or other ethical issues concerning themselves. The Ethics Committee also considers any allegations of misconduct against Executive Directors, Alternate Executive Directors, or the President that relate to the performance of their duties. It recommends appropriate action to the Board of Directors.

Human Resources Committee

The Human Resources Committee is a means by which the Board of Directors can provide guidance on human resources management, in view of Strategy 2020 in terms of the systematic implementation of wide ranging reforms and fundamental improvements to its human resources management. Its primary responsibility includes reviewing, monitoring and making recommendations to the Board of Directors on ADB's human resources strategies and policies. The Human Resources Committee consists of not more than six members of the Board of Directors.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted toward his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be reelected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a 5-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has six Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 30, 2014:

Executive Directors	Alternate Executive Directors	Members Represented
Micheline Aucoin	Christina Wedekull	Canada, Denmark, Finland, Ireland, The Netherlands, Norway, Sweden
Anthony Baker	Richard Sisson	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Jérôme Destombes	René Legrand	Belgium, France, Italy, Portugal, Spain, Switzerland
Muhammad Sami Saeed	Gaudencio S. Hernandez, Jr	Kazakhstan, Maldives, Marshall Islands, Mongolia, Pakistan, Philippines, Timor-Leste
Umesh Kumar	Iqbal Mahmood	Afghanistan, Bangladesh, Bhutan, India, Lao People's Democratic Republic, Tajikistan, Turkmenistan
Robert M. Orr	Michael Strauss	United States
Kazuhiko Koguchi	Hideo Fukushima	Japan
Bhimantara Widyajala	Dominic Walton-France	Armenia, Cook Islands, Fiji, Indonesia, Kyrgyz Republic, New Zealand, Samoa, Tonga
Yeo Kwon Yoon	M P D U K Mapa Pathirana	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Maliami bin Hamad	Khin Khin Lwin	Brunei Darussalam, Malaysia, Myanmar, Nepal, Singapore, Thailand
Mario Sander	Richard Edwards	Austria, Germany, Luxembourg, Turkey, United Kingdom
Zhongjing Wang	Guoqi Wu	People's Republic of China

Principal Officers

The principal officers of ADB are as follows:

President	Takehiko Nakao
Vice-President (Operations 1)	Wencai Zhang
Vice-President (Operations 2)	Stephen P. Groff
Vice-President (Private Sector and Cofinancing Operations)	Lakshmi Venkatachalam
Vice-President (Knowledge Management and Sustainable Development)	Bindu N. Lohani
Vice-President (Finance and Risk Management)	Thierry de Longuemar
Vice-President (Administration and Corporate Management)	Bruce Davis
Managing Director General	Vacant
The Secretary	Marie-Anne Birken
General Counsel	Christopher H. Stephens
Director General, East Asia Department	Ayumi Konishi
Director General, South Asia Department	Juan Miranda
Director General, Central and West Asia Department	Klaus Gerhaeusser
Director General, Southeast Asia Department	James A. Nugent
Director General, Pacific Department	Xianbin Yao
Director General, Private Sector Operations Department	Todd C. Freeland

Director General, Regional and Sustainable Development Department concurrently Chief Compliance Officer	Vacant
Principal Director, Office of Information Systems and Technology	Susheela Venkataraman
Director General, Strategy and Policy Department	Kazu Sakai
Director General, Independent Evaluation Department	Vinod Thomas
Director General, Budget, Personnel and Management Systems Department	Yasushi Kanzaki
Director General, Operations Services and Financial Management Department	Sean M. O'Sullivan
Chief Economist, Economics and Research Department	Vacant
Head, Office of Cofinancing Operations	Ma. Carmela D. Locsin
Principal Director, Office of Administrative Services	Hyong-Jong Yu
Principal Director, Department of External Relations	Satinder Bindra
Treasurer	Mikio Kashiwagi
Controller	Simon Bradbury
Auditor General	Hock-Chye Ong
Head, Office of Anticorruption and Integrity	Clare Wee
Head, Office of Risk Management	Mitsuhiro Yamawaki
Head, Office of Regional Economic Integration	Iwan J. Azis

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES, AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

Page

These financial statements were noted by ADB's Board of Directors on April 8, 2014. They are subject to the approval of ADB's Board of Governors at the ADB Annual Meeting in Astana, Kazakhstan, to be held on May 2 to 5, 2014.

(Page intentionally left blank)

ORDINARY CAPITAL RESOURCES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2013. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (1992)*. Based on that assessment, management believes that as of 31 December 2013, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework (1992)*.



Takehiko Nakao
President



Thierry de Longuemar
Vice-President (Finance and Risk Management)



Simon T. Bradbury
Controller

12 March 2014



Deloitte &Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, is fairly stated, in all material respects, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying balance sheets of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2013 and 2012 and the related statements of income and expenses, comprehensive income (loss), changes in capital and reserves and cash flows,for the years then ended and the related notes to the financial statements. Our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014



Deloitte &Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Ordinary Capital Resources, which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income and expenses, comprehensive income (loss), changes in capital and reserves, cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB – Ordinary Capital Resources as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Management's Assertion on Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
BALANCE SHEET
December 31, 2013 and 2012
Expressed in Millions of US Dollars

ASSETS

	2013		2012	
DUE FROM BANKS (Note C)		$ 316		$ 263
INVESTMENTS (Notes D, I, N, and Q)				
Government or government-guaranteed obligations	$ 20,182		$ 21,697	
Time deposits	3,630		1,311	
Other securities	640	24,452	770	23,778
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes D, E, and Q)		592		348
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes D and Q)		306		334
LOANS OUTSTANDING (Appendix VI) (Notes A, F, I, and Q) (Including net unamortized loan origination costs of $73 – 2013 and $66 – 2012)				
Sovereign	49,947		49,937	
Nonsovereign	3,177		2,943	
	53,124		52,880	
Less—allowance for loan losses	36	53,088	43	52,837
EQUITY INVESTMENTS (Notes A, H, and Q)		819		949
ACCRUED INTEREST RECEIVABLE				
Investments	93		108	
Loans	149	242	202	310
RECEIVABLE FROM SWAPS (Notes I, K, and Q)				
Borrowings	27,322		29,419	
Investments	7,095		8,510	
Loans	626	35,043	601	38,530
OTHER ASSETS				
Property, furniture, and equipment (Note J)	167		160	
Investment related receivables	3		8	
Swap related collateral (Notes I and Q)	633		2,155	
Miscellaneous (Note O)	207	1,010	192	2,515
TOTAL		**$ 115,868**		**$ 119,864**

The accompanying notes are an integral part of these financial statements (Appendix IX).

LIABILITIES, CAPITAL, AND RESERVES

	2013		2012	
BORROWINGS (Appendix VII) (Notes I, K, and Q)				
At amortized cost	$ 4,258		$ 5,781	
At fair value	57,372	$ 61,630	58,999	$ 64,780
PAYABLE FOR SWAPS (Notes I, K, and Q)				
Borrowings	27,341		25,174	
Investments	6,428		8,282	
Loans	578	34,347	636	34,092
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Note E)		602		350
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	102		11	
Swap related collateral (Notes I and Q)	633		2,155	
Accrued pension and postretirement medical benefit costs (Note P)	1,248		1,876	
Miscellaneous (Notes G, J and O)	168	2,151	180	4,222
TOTAL LIABILITIES		98,730		103,444
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VIII) (Note L)				
Authorized				
(SDR106,389 – 2013 and 2012)				
Subscribed				
(SDR105,720 – 2013; SDR106,140 – 2012)	162,809		163,129	
Less—"callable" shares subscribed	154,640		154,951	
"Paid-in" shares subscribed	8,169		8,178	
Less—subscription installments not due	1,238		2,082	
Subscription installments matured	6,931		6,096	
Less—capital transferred to the Asian Development Fund and discount	88		86	
	6,843		6,010	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note L)	(958)		(791)	
	5,885		5,219	
Net notional amounts required to maintain value of currency holdings (Note L)	(1,390)		(888)	
Ordinary reserve (Note M)	11,166		10,889	
Special reserve (Note M)	282		264	
Loan loss reserve (Note M)	261		194	
Surplus (Note M)	1,065		1,132	
Cumulative revaluation adjustments account (Note M)	(38)		284	
Net income after appropriation (Appendix IV) (Note M)	548		124	
Accumulated other comprehensive loss (Note M)	(641)	17,138	(798)	16,420
TOTAL		**$ 115,868**		**$ 119,864**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2013 and 2012
Expressed in Millions of US Dollars

	2013			2012		
REVENUE (Note N)						
From loans (Note F)						
Interest	$ 637			$ 766		
Commitment charge	46			48		
Other	(37)	$ 646		(44)	$ 770	
From investments (Note D)						
Interest		339			390	
From guarantees		18			18	
From equity investments		10			39	
From other sources—net (Notes F and R)		22			21	
TOTAL REVENUE			$ 1,035			$ 1,238
EXPENSES (Note N)						
Borrowings and related expenses (Note K)		400			520	
Administrative expenses (Includes amount reclassified from other comprehensive income on pension/postretirement net actuarial losses of $101 – 2013 and $63 – 2012)		411			351	
(Write-back) provision for loan losses (Note F)		(6)			7	
Other expenses		8			9	
TOTAL EXPENSES			813			887
NET REALIZED GAINS						
From investments (Notes D and N) (Includes amount reclassified from other comprehensive income on unrealized holding gains of $11 – 2013 and $26 – 2012)		12			26	
From equity investments (Note N) (Includes amount reclassified from other comprehensive income on unrealized holding gains of $106 – 2013 and $88 – 2012)		176			80	
From borrowings		6			16	
NET REALIZED GAINS			194			122
NET UNREALIZED GAINS (LOSSES) (Note N)			150			(331)
NET INCOME			**$ 566**			**$ 142**

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2013 and 2012

Expressed in Millions of US Dollars

	2013				2012			
NET INCOME (Appendix II)			$	566			$	142
Other comprehensive income (loss) (Note M)								
Currency translation adjustments	$	(162)			$	(38)		
Unrealized investment holding losses		(412)				(9)		
Pension/postretirement liability adjustments		731		157		(330)		(377)
COMPREHENSIVE INCOME (LOSS)			$	723			$	(235)

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Years Ended December 31, 2013 and 2012
Expressed in Millions of US Dollars (Note L)

	Capital Stock	Nonnegotiable, Noninterest-bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Loss	Total
Balance, January 1, 2012	$ 5,237	$ (579)	$ (596)	$ 10,460	$ 246	$ 200	$ 1,132	$ 261	$ 594	$ (421)	$ 16,534
Comprehensive loss for the year 2012 (Appendix III) (Note M)									142	(377)	(235)
Appropriation of guarantee fees to Special Reserve (Note M)					18				(18)		-
Change in SDR value of paid-in shares subscribed	171										171
Change in subscription installments not due	588										588
Additional paid-in shares subscribed during the year	14										14
Change in SDR value of capital transferred to Asian Development Fund	(0)										(0)
Change in notional maintenance of value (Note L)			(292)								(292)
Demand obligations on account of subscription received during the year		(264)									(264)
Encashment of demand obligations during the year		31									31
Change in US Dollar value of demand obligations		21									21
Allocation of prior year income to ordinary reserve, cumulative revaluation account and transfer from loan loss reserve (Note M)				417		(6)		23	(434)		-
Allocation of prior year income to ADF and TASF (Note M)									(160)		(160)
Charge to ordinary reserve for change in SDR value of capital stock (Note M)				5							5
Return of unutilized amount from ATF to ordinary reserve (Note M)				7							7
Balance, December 31, 2012	$ 6,010	$ (791)	$ (888)	$ 10,889	$ 264	$ 194	$ 1,132	$ 284	$ 124	$ (798)	$ 16,420
Comprehensive income for the year 2013 (Appendix III) (Note M)									566	157	723
Appropriation of guarantee fees to Special Reserve (Note M)					18				(18)		-
Change in SDR value of paid-in shares subscribed	190										190
Change in subscription installments not due	643										643
Additional paid-in shares subscribed during the year	0										0
Change in SDR value of capital transferred to Asian Development Fund	(0)										(0)
Change in notional maintenance of value (Note L)			(502)								(502)
Demand obligations on account of subscription received during the year		(263)									(263)
Encashment of demand obligations during the year		42									42
Change in US Dollar value of demand obligations		54									54
Allocation of prior year income to ordinary reserve, loan loss reserve and transfer from cumulative revaluation account, surplus (Note M)				278		67	(67)	(322)	44		-
Allocation of prior year income to ADF, TASF, CCF, RCIF, and FSDPSF (Note M)									(168)		(168)
Charge to ordinary reserve for change in SDR value of capital stock (Note M)				(1)							(1)
Balance, December 31, 2013	$ 6,843	$ (958)	$ (1,390)	$ 11,166	$ 282	$ 261	$ 1,065	$ (38)	$ 548	$ (641)	$ 17,138

Note: 0 = less than $0.5 million.
The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2013 and 2012
Expressed in Millions of US Dollars

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 642	$ 688
Interest on investments received	374	398
Interest paid for securities purchased under resale/repurchase arrangements	(1)	(1)
Interest and other financial expenses paid	(445)	(517)
Administrative expenses paid	(281)	(246)
Others—net	36	31
Net Cash Provided by Operating Activities	325	353
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	1,394	756
Maturities of investments	177,691	160,337
Purchases of investments	(180,135)	(164,332)
Receipts from securities purchased under resale arrangements	97,944	113,435
Payments for securities purchased under resale arrangements	(97,937)	(113,415)
Principal collected on loans	5,126	3,258
Loans disbursed	(5,939)	(6,705)
Receipts from swaps	891	274
Property, furniture, and equipment acquired	(27)	(22)
Change in swap related collateral	(1,510)	212
Purchases of equity investments	(164)	(113)
Sales of equity investments	301	245
Net Cash Used in Investing Activities	(2,365)	(6,070)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	14,328	18,433
Borrowings redeemed	(13,282)	(13,220)
Capital subscriptions collected[1]	373	336
Issuance expenses paid	(18)	(27)
Demand obligations of members encashed	42	31
Receipts from swaps	816	388
Resources transferred from ATF	–	7
Resources transferred to ADF	(120)	(120)
Resources transferred to TASF	(30)	(40)
Resources transferred to CCF	(9)	–
Resources transferred to RCIF	(6)	–
Resources transferred to FSDPSF	(3)	–
Net Cash Provided by Financing Activities	2,091	5,788
Effect of Exchange Rate Changes on Due from Banks	2	4
Net Increase in Due from Banks	53	75
Due from Banks at Beginning of Year	263	188
Due from Banks at End of Year	$ 316	$ 263
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 566	$ 142
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	121	63
(Write-back) provision for loan losses	(6)	7
Net realized gains from investments, equity investments and other borrowings	(194)	(122)
Proportionate share in losses (earnings) on equity investments	6	(34)
Net unrealized (gains) losses	(150)	331
Change in accrued revenue from loans, investments and other swaps	5	(72)
Change in receivable from ADF—allocation of administrative expenses	3	3
Change in accrued interest on borrowings and swaps, and other expenses	(750)	364
Change in pension and postretirement benefit liability	731	(330)
Others—net	(7)	1
Net Cash Provided by Operating Activities	$ 325	$ 353

Supplementary disclosure of noncash financing activities:

[1] Nonnegotiable, noninterest-bearing demand promissory notes amounting to $263 million ($263 million – 2012) were received from members.

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF LOANS
December 31, 2013 and 2012

Expressed in Millions of US Dollars

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective[3]	Total Loans	Percent of Total Loans
Armenia	$ 124	$ 173	$ 100	$ 397	0.47
Azerbaijan	563	759	150	1,472	1.73
Bangladesh	1,635	1,030	534	3,199	3.77
Bhutan	51	–	–	51	0.06
Cambodia	–	–	75	75	0.09
China, People's Republic	13,886	5,206	1,987	21,079	24.74
Cook Islands	28	0	–	28	0.03
Fiji	139	14	–	153	0.18
Georgia	132	232	73	437	0.51
India	12,112	5,486	2,753	20,351	23.89
Indonesia	8,577	943	764	10,284	12.07
Kazakhstan	1,115	478	561	2,154	2.53
Kyrgyz Republic	10	–	–	10	0.01
Lao People's Democratic Republic	55	–	–	55	0.06
Malaysia	94	–	–	94	0.11
Maldives	3	–	–	3	0.00
Marshall Islands	1	–	–	1	0.00
Micronesia, Federated States of	4	6	–	10	0.01
Mongolia	–	–	117	117	0.14
Pakistan	4,942	1,436	1,037	7,415	8.70
Palau	13	–	27	40	0.05
Papua New Guinea	252	196	184	632	0.74
Philippines	4,102	708	872	5,682	6.67
Sri Lanka	1,095	708	140	1,943	2.28
Thailand	769	205	–	974	1.14
Timor-Leste	4	27	40	71	0.08
Turkmenistan	72	45	–	117	0.14
Uzbekistan	1,069	1,388	293	2,750	3.23
Viet Nam	2,178	2,847	500	5,525	6.49
	53,025	21,887	10,207	85,119	99.92
Regional	26	20	20	66	0.08
TOTAL – December 31, 2013	53,051	21,907	10,227	85,185	**100.00**
Allowance for loan losses	(36)	–	–	(36)	
Unamortized loan origination cost—net	73	–	–	73	
NET BALANCE – December 31, 2013	**$ 53,088**	**$ 21,907**	**$ 10,227**	**$ 85,222**	
Made up of:					
Sovereign Loans	$ 49,947	$ 20,472	$ 8,645	$ 79,064	
Nonsovereign Loans					
Private Sector	2,782	897	1,526	5,205	
Public Sector	359	538	56	953	
Net Balance – December 31, 2013	$ 53,088	$ 21,907	$ 10,227	$ 85,222	
TOTAL – December 31, 2012	$ 52,814	$ 21,792	$ 8,708	$ 83,314	
Allowance for loan losses	(43)			(43)	
Unamortized loan origination cost—net	66			66	
NET BALANCE – December 31, 2012	**$ 52,837**	**$ 21,792**	**$ 8,708**	**$ 83,337**	
Made up of:					
Sovereign Loans	$ 49,937	$ 20,070	$ 7,439	$ 77,446	
Nonsovereign Loans					
Private Sector	2,613	1,166	1,214	4,993	
Public Sector	287	556	55	898	
Net Balance – December 31, 2012	$ 52,837	$ 21,792	$ 8,708	$ 83,337	

0 = less than $0.5 million.

[1] Amounts outstanding on the multicurrency fixed lending rate is nil ($6 million – 2012), on pool-based loans totaled $4,196 million ($5,694 million – 2012) and on LIBOR-based loans, market-based and local currency loans totaled $48,855 million ($47,113 million – 2012). The average yield on loans was 1.31% (1.56% – 2012).

[2] Refer to the unwithdrawn portions of effective loans as of 31 December 2013. Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $282 million ($635 million – 2012).

[3] Refer to approved loans that have not become effective as of December 31, 2013, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

The accompanying notes are an integral part of these financial statements (Appendix IX).

MATURITY OF EFFECTIVE LOANS AS OF DECEMBER 31, 2013

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2014	$ 4,069	2023	20,259
2015	3,673	2028	16,394
2016	4,376	2033	12,583
2017	4,172	2038	4,752
2018	4,175	over 2038	505
		Total	**$ 74,958**

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2013	2012
Yuan	$ 337	$ 259
Euro	47	58
Yen	2,323	3,401
Indian rupee	112	138
Rupiah	31	47
Tenge	144	148
New Zealand dollar	28	–
Pakistan rupee	–	0
Philippine peso	3	63
Swiss franc	–	1
Baht	240	190
US dollar	49,786	48,509
Total	**$ 53,051**	**$ 52,814**

0 = less than $0.5 million.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF BORROWINGS
December 31, 2013 and 2012
Expressed in Millions of US Dollars

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]		Net Currency Obligation[3]		Average Cost (%) After Swaps
	2013	2012	2013	2012	2013	2012	
Australian dollar	$ 9,418	$ 10,969	$ (9,396)	$ (10,919)	$ 22	$ 50	
Brazilian real	1,248	1,082	(1,246)	(1,079)	2	3	
Canadian dollar	884	1,819	(899)	(1,838)	(15)	(19)	
Yuan	570	543	51	43	583	542	
			(38)	(44)			
Indian rupee	82	93	1	3	83	96	
			–	(0)			
Yen	2,383	3,273	3,166	2,601	3,268	3,059	
			(2,281)	(2,815)			
Ringgit	158	178	(159)	(177)	(1)	1	
Mexican peso	333	22	(374)	(22)	(41)	0	
New Zealand dollar	1,148	606	(1,146)	(603)	2	3	
Norwegian krone	419	528	(418)	(526)	1	2	
Pound sterling	2,648	1,695	(2,637)	(1,693)	11	2	
Singapore dollar	387	–	(387)	–	–	–	
South African rand	1,017	2,039	(1,015)	(2,034)	2	5	
Swiss franc	1,038	1,017	(550)	(580)	488	437	
Baht	33	36	(33)	(36)	–	(0)	
Turkish lira	2,527	3,248	(2,526)	(3,237)	1	11	
US dollar	37,322	37,614	24,123	22,526	57,228	56,325	
			(4,217)	(3,815)			
Subtotal	61,615	64,762	$ 19	$ (4,245)	$ 61,634	$ 60,517	0.64
Unamortized discounts/ premiums	15	18					
ASC 815 Adjustments							(0.13)
Total	**$ 61,630**	**$ 64,780**					**0.51**

0 = less than $0.5 million.

[1] Includes accrued interest and commission. Reported at fair value except for unswapped borrowings which are reported at principal amount net of unamortized discount/premium. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in US dollar equivalents) are:

Currency	Aggregate Face Amount		Discounted Value	
	2013	2012	2013	2012
Australian dollar	$ 410	$ 1,005	$ 305	$ 860
Brazilian real	320	231	266	194
Canadian dollar	–	802	–	795
South African rand	816	1,203	728	1,032
Swiss franc	551	535	495	457
Turkish lira	1,526	1,980	1,360	1,626
Mexican peso	226	–	164	–
US dollar	3,920	4,121	2,432	2,688

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING AS OF DECEMBER 31, 2013[4]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2014	$ 13,265	2023	5,302
2015	12,269	2028	2,377
2016	12,833	2033	297
2017	8,677	over 2033	–
2018	6,610	**Total**	**$ 61,630**

INTEREST RATE SWAP ARRANGEMENTS AS OF DECEMBER 31, 2013

	Notional Amount	Average Rate (%) Receive	Average Rate (%) Pay Floating[5]	Maturing Through[6]
Receive Fixed Swaps:				
Australian dollar[7]	$ 48	2.64	(0.14)	2027-2032
Yuan	288	3.52	3.87	2015-2020
Indian rupee	81	5.40	8.12	2014
US dollar	30,889	2.06	0.29	2014-2020
US dollar[8]	48	2.14	(0.17)	2016-2027
Receive Floating Swaps:				
Yen	48	4.12	(0.17)	2016-2032
US dollar	3,211	0.27	0.17	2014-2018
Total	**$ 34,613**			

[2] Include currency and interest rate swaps. At December 31, 2013, the remaining maturity of swap agreements range from less than one year to 20 years. Approximately 79.81% of the swap receivables and 81.12% of the payables are due before January 1, 2019.

[3] Adjusted by the cumulative effect of the adoption of ASC 815 effective January 1, 2001.

[4] Bonds with put and call options were considered maturing on the first put or call date.

[5] Represents average current floating rates, net of spread.

[6] Swaps with early termination date were considered maturing on the first termination date.

[7] Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in yen.

[8] Consists of dual currency swaps with interest receivable in US dollar and interest payable in yen.

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2013

Expressed in Millions of US Dollars

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value Of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL							
Afghanistan	3,585	0.034	$ 55.2	$ 47.8	$ 7.4	43,032	0.326
Armenia	31,671	0.300	487.7	463.3	24.4	71,118	0.538
Australia	614,220	5.810	9,459.0	8,985.9	473.0	653,667	4.946
Azerbaijan	47,208	0.447	727.0	690.6	36.4	86,655	0.656
Bangladesh	108,384	1.025	1,669.1	1,585.6	83.5	147,831	1.119
Bhutan	660	0.006	10.2	9.5	0.6	40,107	0.303
Brunei Darussalam	37,386	0.354	575.7	546.9	28.8	76,833	0.581
Cambodia	5,250	0.050	80.9	74.1	6.7	44,697	0.338
China, People's Republic of	684,000	6.470	10,533.6	10,006.8	526.8	723,447	5.474
Cook Islands	282	0.003	4.3	4.1	0.2	39,729	0.301
Fiji	7,218	0.068	111.2	105.6	5.6	46,665	0.353
Georgia	36,243	0.343	558.1	530.2	28.0	75,690	0.573
Hong Kong, China	57,810	0.547	890.3	845.7	44.5	97,257	0.736
India	672,030	6.357	10,349.3	9,831.7	517.6	711,477	5.384
Indonesia	546,873	5.173	8,421.8	7,995.9	426.0	586,320	4.437
Japan	1,656,630	15.670	25,512.1	24,236.2	1,275.9	1,696,077	12.835
Kazakhstan	85,608	0.810	1,318.4	1,252.4	65.9	125,055	0.946
Kiribati	426	0.004	6.6	6.2	0.3	39,873	0.302
Korea, Republic of	534,738	5.058	8,235.0	7,823.2	411.8	574,185	4.345
Kyrgyz Republic	31,746	0.300	488.9	464.4	24.5	71,193	0.539
Lao People's Democratic Republic	1,476	0.014	22.7	21.3	1.4	40,923	0.310
Malaysia	289,050	2.734	4,451.4	4,228.7	222.6	328,497	2.486
Maldives	426	0.004	6.6	6.2	0.3	39,873	0.302
Marshall Islands	282	0.003	4.3	4.1	0.2	39,729	0.301
Micronesia, Federated States of	426	0.004	6.6	6.2	0.3	39,873	0.302
Mongolia	1,596	0.015	24.6	23.3	1.2	41,043	0.311
Myanmar	57,810	0.547	890.3	845.7	44.5	97,257	0.736
Nauru	426	0.004	6.6	6.2	0.3	39,873	0.302
Nepal	15,606	0.148	240.3	228.3	12.0	55,053	0.417
New Zealand	163,020	1.542	2,510.5	2,385.0	125.5	202,467	1.532
Pakistan	231,240	2.187	3,561.1	3,383.0	178.1	270,687	2.048
Palau	342	0.003	5.3	5.0	0.3	39,789	0.301
Papua New Guinea	9,960	0.094	153.4	145.7	7.7	49,407	0.374
Philippines	252,912	2.392	3,894.8	3,700.1	194.8	292,359	2.212
Samoa	348	0.003	5.4	5.0	0.3	39,795	0.301
Singapore	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Solomon Islands	708	0.007	10.9	10.4	0.5	40,155	0.304
Sri Lanka	61,560	0.582	948.0	900.6	47.4	101,007	0.764
Taipei,China	115,620	1.094	1,780.5	1,691.5	89.0	155,067	1.173
Tajikistan	30,402	0.288	468.2	444.7	23.5	69,849	0.529
Thailand	144,522	1.367	2,225.6	2,114.3	111.3	183,969	1.392
Timor-Leste	1,050	0.010	16.2	15.4	0.8	40,497	0.306
Tonga	426	0.004	6.6	6.2	0.3	39,873	0.302
Turkmenistan	26,874	0.254	413.9	393.1	20.7	66,321	0.502
Tuvalu	150	0.001	2.3	2.2	0.1	39,597	0.300
Uzbekistan	71,502	0.676	1,101.1	1,046.1	55.1	110,949	0.840
Vanuatu	708	0.007	10.9	10.4	0.5	40,155	0.304
Viet Nam	36,228	0.343	557.9	521.7	36.2	75,675	0.573
Total Regional (Forward)	**6,712,758**	**63.496**	**103,376.5**	**98,185.4**	**5,191.1**	**8,606,214**	**65.125**

MEMBERS	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of Shares	Percent of Total	Par Value Of Shares[1] Total	Callable	Paid-in	Number of Votes	Percent of Total
Total Regional (Forward)	**6,712,758**	**63.496**	**103,376.5**	**98,185.4**	**5,191.1**	**8,606,214**	**65.125**
NONREGIONAL							
Austria	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Belgium	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Canada	555,258	5.252	8,551.0	8,123.3	427.6	594,705	4.500
Denmark	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Finland	36,120	0.342	556.2	528.4	27.8	75,567	0.572
France	247,068	2.337	3,804.8	3,614.6	190.3	286,515	2.168
Germany	459,204	4.344	7,071.7	6,718.1	353.7	498,651	3.773
Ireland	36,120	0.342	556.2	528.4	27.9	75,567	0.572
Italy	191,850	1.815	2,954.5	2,806.7	147.8	231,297	1.750
Luxembourg	36,120	0.342	556.2	528.4	27.9	75,567	0.572
The Netherlands	108,882	1.030	1,676.8	1,592.9	83.9	148,329	1.122
Norway	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Portugal	12,040	0.114	185.4	172.4	13.0	51,487	0.390
Spain	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Sweden	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Switzerland	61,950	0.586	954.0	906.3	47.7	101,397	0.767
Turkey	36,120	0.342	556.2	528.4	27.8	75,567	0.572
United Kingdom	216,786	2.051	3,338.5	3,171.6	167.0	256,233	1.939
United States	1,645,007	15.560	25,333.1	24,064.4	1,268.7	1,684,454	12.747
Total Nonregional	**3,859,245**	**36.504**	**59,432.4**	**56,454.5**	**2,977.9**	**4,608,738**	**34.875**
TOTAL	**10,572,003**	**100.000**	**162,808.8**	**154,639.9**	**8,168.9**	**13,214,952**	**100.000**

Note: Numbers may not sum precisely because of rounding.

[1] The authorized capital stock of the ADB has a par value of $10,000 in terms of US dollars of the weight and fineness in effect on January 31, 1966. Pending ADB's selection of the appropriate successor to the 1966 dollar, the par value of each share is SDR 10,000 for financial reporting purposes. Exchange rate at December 31, 2013 was $1.54000. (Notes B and L)

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agenda: inclusive growth, environmentally sustainable growth, and regional integration.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note R). Mobilizing financial resources, including cofinancing, is another integral part of ADB's operational activities, where ADB, alone or jointly, administers on behalf of donors funds provided for specific uses.

ADB's OCR operations comprise loans, equity investments, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB's policy on lending limitations limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves and surplus exclusive of the special reserve. At December 31, 2013, the total of such loans, equity investments, and guarantees aggregated approximately 31.1% (31.0%–2012) of the total subscribed capital, reserves, and surplus exclusive of the special reserve.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, exclusive of the special reserve. At December 31, 2013, such equity investments represented approximately 8.1% (8.4%–2012) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of OCR are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies of ADB as these are the currencies of the primary economic environment in which OCR generates and expends cash. The reporting currency is the US dollar.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than the US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-US dollar currencies are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note N) and to the maintenance of special drawing right (SDR) capital values (Notes L and M), are charged or credited to Accumulated translation adjustments and reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive loss.

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of US dollars of the weight and fineness in effect on January 31, 1966" (1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current US dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in US dollars as determined by the IMF, with each share valued at SDR10,000.

As of December 31, 2013, the value of the SDR in terms of the US dollar was $1.54000 ($1.53692 – 2012) giving a value for each share of ADB's capital equivalent to $15,400.00 ($15,369.20 – 2012).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. ADB records derivatives in the Balance Sheet as either assets or liabilities measured at fair value, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), absent of local market constraints, are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Investments

All investment securities and negotiable certificates of deposit held by ADB are considered by management to be Available for Sale and are reported at fair value. Unrealized gains and losses are reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales and are reported in the Statement of Income and Expenses under NET REALIZED GAINS From investments.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortization of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the Investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

Securities Transferred Under Repurchase Agreements and Securities Purchased Under Resale Arrangements

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received is recorded as liabilities and restricted cash. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have loan terms ranging between 5 and 32 years. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass-through pricing, the funding cost margin is passed to LIBOR-based loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. Accordingly, loans are reinstated to accrual status when all the principal, interest and other charges due on the loan have been paid. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

For sovereign loans, ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for more than one year. Specific provision for sovereign loan losses is written-back when the borrower's arrears have been fully settled and the borrower has re-established regular loan service payments. The nonsovereign loans are individually reviewed and subject to provisioning when the loan is considered impaired. The impairment is determined based on the difference between the loan carrying value and the present value of expected future cash flows discounted at the loan's effective interest rate. In addition, ADB provides collective provisions for nonsovereign loans based on the credit risk ratings and probability of default and assumed loss given default.

ADB establishes loan loss reserves for both sovereign and nonsovereign credit exposures to be used as a basis for capital adequacy against expected losses in loans and guarantees. The amount of expected loss pertaining to credit exposures that is not impaired or subject to collective provision is recorded as loss reserve in the CAPITAL AND RESERVES of the balance sheet. Any adjustment to loan loss reserve following this methodology is subject to the approval of the Board of Governors.

From 2000 to 2003, ADB levied front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. Front-end fees were waived on sovereign loans approved from 2004 and were eliminated for sovereign loans negotiated on or after October 1, 2007. Since 1988, ADB has charged front-end fees for nonsovereign loans.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after January 1, 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by obligation to perform on guarantees. A front-end fee on guarantees received is deferred and amortized over the term of the guarantee contract. ADB records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous on the Balance Sheet.

Collateral

ADB requires collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. ADB records the restricted cash in OTHER ASSETS with a corresponding obligation to return the cash in ACCOUNTS PAYABLE AND OTHER LIABILITIES. Collateral received in the form of liquid securities is disclosed in Note I and not recorded on OCR's Balance Sheet.

Equity Investments

Investments in equity securities with readily determinable market price are considered "Available for Sale" and are reported at fair value, with unrealized gains and losses reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive loss. ADB reports equity investments with associated derivatives at fair value, with changes in fair value reported in net income as part of NET UNREALIZED GAINS (LOSSES).

ADB applies the equity method of accounting to investments where it has the ability to exercise significant influence such as in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor in accordance with ASC 323-30, "Partnerships, Joint Ventures, and Limited Liability Entities" and direct equity investment that fall under purview of ASC 323,"Investments—Equity Method and Joint Ventures."

Investments in equity securities without readily determinable fair values are reported at cost or at written down value. ADB has determined that it is not practicable to estimate the fair value of equity investments reported at cost or written down. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments.

Variable Interest Entities

ADB complies with ASC 810, "Consolidated Financial Statements." ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. On January 1, 2010, ASC 810 was amended to define the primary beneficiary as the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to this amendment, the standard required the entity that would absorb the majority of VIE's expected losses or receive a majority of expected residual return to be deemed as the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIEs where ADB holds variable interest (see Note S).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense. Land is stated at cost and is not amortized.

Borrowings

Borrowings are used as a source to provide funds for ADB's operations. ADB diversifies its funding sources across markets, instruments, and maturities. In conjunction, ADB uses currency and interest rate swaps for asset and liability management.

ADB reports all borrowings that have associated derivative instruments at fair value (FV). Changes in FV are reported in net income. Legacy borrowings that do not have associated swaps continue to be reported at amortized cost. Amortization of discounts and premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

The Fair Value Option

ADB has adopted the Fair Value Option subsections of ASC 825, "Financial Instruments" (ASC 825 or the Fair Value Option). ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

In adopting ASC 825, ADB elected to fair value all borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (irrevocable commitments and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Accounting and Reporting Developments

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities,"* to provide enhanced disclosures that will enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Subsequently, FASB issued ASU 2013-01 in January 2013 to clarify the scope of ASU 2011-11. The update is applicable for ADB's derivative instruments and securities transferred under repurchase agreements which are subject to an enforceable master netting agreement. ADB does not offset its recognized receivable from and payable for swaps for multiple transactions with the same counterparty under the master netting agreement and reports the gross amounts for the receivable from and payable for swaps and securities transferred under repurchase agreements and related payable under securities repurchase agreements at their gross amounts. See Notes E and I for the required disclosures.

In February 2013, the FASB issued ASU 2013-02, *"Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,"* to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments are effective from quarter ended March 31, 2013 for ADB. See Appendix III and Note M for the required disclosures.

In February 2013, the FASB issued ASU 2013-04, *"Liabilities (Topic 405) – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date,"* to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several

liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date. The amendments are effective for fiscal year beginning after December 15, 2013 and the ASU is not expected to impact OCR's financial statements.

In March 2013, the FASB issued ASU 2013-05, *"Foreign Currency Matters (Topic 830) – Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,"* to provide guidance on whether to release cumulative translation adjustments on certain derecognition events. An entity is required to apply the amendments prospectively for fiscal years beginning after December 15, 2013. ADB is currently assessing the impact of this update on OCR's financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. This ASU is not expected to impact OCR's financial statements.

In December 2013, the FASB issued ASU 2013-12 *"Definition of a Public Business Entity - An Addition to the Master Glossary"* to define *public business entity* in the Master Glossary of the FASB Accounting Standards Codification. The amendment does not affect existing requirements. There is no actual effective date for the amendment. However, the new definition will be applied to all new Accounting Standards Updates issued in 2014 and onwards that will use the term *public business entity*. ADB is assessing the impact of this update on OCR's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consist of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of member countries' promissory notes, and (iii) clearing accounts.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2013 (42 – 2012), cash in banks (due from banks) totaling $97 million ($72 million – 2012) may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, no member (nil – 2012) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

ADB may purchase and sell exchange traded option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities.

Included in Other securities as of December 31, 2013 were corporate obligations and debt securities amounting to $640 million ($770 million – 2012).

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. Included in Investments as of December 31, 2013 were securities transferred under securities lending arrangements of government or government-guaranteed obligations totaling $45 million ($92 million – 2012).

The currency composition of the investment portfolio as of December 31, 2013 and 2012 expressed in US dollars was as follows:

($ million)

Currency	2013	2012
US dollar	$ 13,039	$ 11,243
Yen	7,073	7,935
Won	854	991
Euro	789	785
Australian dollar	645	803
Canadian dollar	402	421
Ringgit	386	282
Swiss franc	341	346
New Zealand dollar	301	348
Others	622	624
Total	**$ 24,452**	**$ 23,778**

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2013 and 2012 were as follows:

($ million)

	2013				2012			
	Estimated Fair Value		Amortized Cost		Estimated Fair Value		Amortized Cost	
Due in one year or less	$	12,954	$	12,934	$	10,044	$	10,026
Due after one year through five years		10,523		10,406		12,269		11,964
Due after five years through ten years		962		968		1,352		1,320
Due after ten years through fifteen years		13		9		113		94
Total	**$**	**24,452**	**$**	**24,317**	**$**	**23,778**	**$**	**23,404**

Additional information relating to investments in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

($ million)

	2013		2012	
As of December 31				
Amortized cost	$	20,687	$	22,092
Estimated fair value		20,822		22,467
Gross unrealized gains		206		382
Gross unrealized losses		(71)		(7)
For the years ended December 31:				
Change in net unrealized gains from prior year		(240)		1
Proceeds from sales		1,399		774
Gross gain on sales		13		27
Gross loss on sales		(1)		(0)

0 = less than $0.5 million

The table below provides a listing of investments that sustained unrealized losses as of December 31, 2013. Three government or government-guaranteed obligations (six – 2012), no debt security (one – 2012),and 16 corporate obligations (nil – 2012) sustained unrealized losses for over one year, representing 0.44% (2.59% – 2012) of the total investments. Comparative details for 2013 and 2012 are as follows:

($ million)

For the year 2013	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 6,632	$ 63	$ 94	$ 5	$ 6,726	$ 67
Other securities						
Corporate obligations	255	4	13	0	268	4
Debt security	–	–	–	–	–	–
Total	$ 6,887	$ 67	$ 107	$ 5	$ 6,994	$ 71

0 = less than $0.5 million

($ million)

For the year 2012	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 6,081	$ 2	$ 610	$ 5	$ 6,691	$ 7
Other securities						
Corporate obligations	50	0	–	–	50	0
Debt security	–	–	5	0	5	0
Total	$ 6,131	$ 2	$ 615	$ 5	$ 6,746	$ 7

0 = less than $0.5 million

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of December 31, 2013 and 2012 was as follows:

($ million)

	December 31, 2013	Fair Value Measurements		
		Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 20,182	$ 17,877	$ 2,305	$ –
Time deposits	3,630	–	3,630	–
Other securities	640	630	10	–
Securities transferred under repurchase agreements	592	592	–	–
Securities purchased under resale arrangements	306	–	306	–
Total at fair value	**$ 25,350**	**$ 19,099**	**$ 6,251**	**$ –**

($ million)

	December 31, 2012	Fair Value Measurements		
		Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 21,697	$ 18,896	$ 2,700	$ 101
Time deposits	1,311	–	1,311	–
Other securities	770	616	150	4
Securities transferred under repurchase agreements	348	348	–	–
Securities purchased under resale arrangements	334	–	334	–
Total at fair value	**$ 24,460**	**$ 19,860**	**$ 4,495**	**$ 105**

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations, corporate obligations, and other debt securities. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads. Time deposits are reported at cost, which approximates fair value.

OCR's INVESTMENTS are governed by the Investment Authority approved by the Board of Directors. The asset and liability management committee and risk committee are involved in overseeing the activities and performance of the investment portfolio. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

Investments categorized as Level 3 include securities with fair values derived using a discounted cash flow model with significant unobservable inputs, or provided by independent pricing providers. The significant unobservable inputs include option adjusted spread, which is derived from a similar security issued by the same issuer. The option adjusted spread is used to adjust the discount rates, and a significant increase (decrease) in the spread will generally decrease (increase) the fair value of the security. The following table provides quantitative information about the significant unobservable inputs used as of December 31, 2012. There were no investments categorized as Level 3 as of December 31, 2013.

December 31, 2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Investments			
Government or government-guaranteed obligations and other debt securities	Discounted cash flows	Option adjusted spread	0.07% to 0.09% (0.08%)

The table below provides the details of transfers between Levels 1 and 2 for the years ended December 31, 2013 and 2012:

($ million)	2013		2012	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 44	$ (44)	$ 101	$ (101)
Transfers (out of) into	–	–	(27)	27
Corporate obligations				
Transfers into (out of)	12	(12)	20	(20)
Transfers (out of) into	–	–	(14)	14
	$ 56	**$ (56)**	**$ 80**	**$ (80)**

The inter-level transfers are attributed to the availability of market quotes.

The following tables present the changes in the carrying amounts of ADB's Level 3 investments for the years ended December 31, 2013 and 2012:

($ million)

	Investments	
	Government or government-guaranteed obligations	Corporate obligations
Balance, January 1, 2013	$ 101	$ 4
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	–	–
Included in other comprehensive income (Appendix III)		
Currency translation adjustments	–	–
Unrealized investment holding losses	(1)	–
Purchases	–	–
Sales/Maturities	(100)	–
Settlement and others	–	–
Transfers into Level 3	–	–
Transfers out of Level 3	–	(4)
Balance, December 31, 2013	$ –	$ –
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ –	$ –

[a] Included in income from Investments (Appendix II).

[b] Included in unrealized investment holding gains (losses) for the period (Note M).

($ million)

	Investments	
	Government or government-guaranteed obligations	Corporate obligations
Balance, January 1, 2012	$ 203	$ 5
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	–	0
Included in other comprehensive income (Appendix III)		
Currency translation adjustments	0	–
Unrealized investment holding losses	(0)	0
Purchases		4
Sales/Maturities	(8)	(5)
Settlement and others	–	–
Transfers into Level 3	–	–
Transfers out of Level 3	(94)	–
Balance, December 31, 2012	$ 101	$ 4
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ (0)	$ 0

[a] Included in income from Investments (Appendix II).

[b] Included in unrealized investment holding gains (losses) for the period (Note M).

0 = less than $0.5 million

There was one corporate obligation transferred out of Level 3 for the year ended December 31, 2013 (nil – 2012). Transfers out of Level 3 in 2012 were attributed to the availability of observable inputs. Investment securities classified under Level 3 consist of government or government-guaranteed obligations with a credit quality rating equivalent to Standard and Poor's AAA and corporate obligations with a credit quality rating equivalent to Standard and Poor's AA.

NOTE E—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS

ADB has entered into Global Master Repurchase Agreements with counterparties in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur and includes provisions to offset the sum due from one party against the sum due from the other.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements presented in the balance sheet as of December 31, 2013 and 2012 are summarized below. (See Note I for Derivative Instruments.)

($ million)

	As of December 31, 2013				As of December 31, 2012			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet: Financial instruments	Collateral pledged	Net amount	Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet: Financial instruments	Collateral pledged	Net amount
Payable under securities repurchase agreements	$ 602	$ 592	$ –	$ 10	$ 350	$ 348	$ –	$ 2
Total	$ 602	$ 592	$ –	$ 10	$ 350	$ 348	$ –	$ 2

NOTE F—LOANS

Loans

The carrying amount and estimated fair value of loans outstanding at December 31, 2013 and 2012 were as follows:

($ million)

	2013		2012	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ –	$ –	$ 5	$ 6
Pool-based single currency loans (yen)	743	744	1,301	1,305
Pool-based single currency loans (US$)	3,453	4,009	4,394	5,272
LIBOR-based loans[a]	48,031	48,259	46,304	46,639
Local currency loans	861	858	833	860
Total	$ 53,088	$ 53,870	$ 52,837	$ 54,082

[a] This includes market-based loans and Countercyclical Support Facility loans.

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In July 1992, ADB introduced a US dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to sovereign and nonsovereign borrowers. The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in yen, effective January 1, 2004.

ADB introduced LIBOR-based loans (LBLs) in the following currencies – US dollar, euro, and yen on July 1, 2001. The LBL lending facility offers borrowers (i) choice of currency and interest rate basis; (ii) flexibility to change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, prior loan windows are no longer offered to borrowers. ADB enhanced the LBL lending facility to sovereign LBLs negotiated after January 1, 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In November 2002, ADB started to offer local currency loans (LCL) to nonsovereign borrowers and extended the LCL to sovereign borrowers in 2005.

In June 2009, ADB established a Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% above ADB's average funding cost, and have a maturity of 5 years, including a 3-year grace period. As of December 31, 2013, four (five – 2012) sovereign loans totaling $875 million ($2,375 million – 2012) were outstanding.

During 2013, ADB received prepayments for 35 loans (10 loans – 2012) amounting to $665 million ($61 million – 2012), of which $470 million was for sovereign loans (nil – 2012).

Waiver on Loan Charges

For eligible sovereign loans negotiated before October 1, 2007, ADB continued to provide a waiver of a portion of interest on loans and commitment charges on undisbursed balances. The reduction in net income from the waivers on loan charges for the years ended December 31, 2013 and 2012 is summarized below:

($ million)

	2013	2012
Interest waiver	$ 59	$ 64
Commitment charge waiver	1	1
Total	$ 60	$ 65

Loans in Non-accrual Status

ADB places loans in non-accrual status when they are past due by six months.

There were no nonsovereign loans in non-accrual status as of December 31, 2013 (one in 2012 with principal outstanding and overdue of $18 million). There were no sovereign loans in non-accrual status in 2013 and 2012.

An analysis of the age of the recorded loans outstanding including receivable arising from guarantee call, that are past due as of December 31, 2013 and 2012 is as follows:

($ million)

	Overdue Loan Service Payments				
	1–90 Days	> 90 Days	Total	Current	Total Loans
2013					
Sovereign Loans	$ –	$ –	$ –	$ 49,849	$ 49,849
Nonsovereign Loans	–	–	–	3,202	$ 3,202
Total	$ –	$ –	$ –	$ 53,051	53,051
Allowance for loan losses					(36)
Unamortized direct loan origination fees—net					73
Loans Outstanding					$ 53,088
2012					
Sovereign Loans	$ –	$ –	$ –	49,846	$ 49,846
Nonsovereign Loans	–	19	19	2,949	2,968
Total	$ –	$ 19	$ 19	$ 52,795	52,814
Allowance for loan losses					(43)
Unamortized direct loan origination fees—net					66
Loans Outstanding					$ 52,837

As of December 31, 2013 and 2012, there were no loans 90 days or greater past due still accruing interest.

Undisbursed loan commitments and an analysis of loans by borrower as of December 31, 2013 are shown in Appendix VI. The carrying amounts of loan outstanding by loan products at December 31, 2013 and 2012 were as follows:

($ million)	2013	2012
Sovereign Loans		
Fixed rate multicurrency loans	$ –	$ 6
Pool-based single currency loans (yen)	743	1,300
Pool-based single currency loans (US$)	3,453	4,394
LIBOR-based loans	45,509	43,998
Local currency loans	144	148
	49,849	49,846
Allowance for loan losses	–	–
Unamortized direct loan origination cost—net	98	91
	98	91
Subtotal	49,947	49,937
Nonsovereign Loans		
LIBOR-based loans	2,479	2,270
Local currency loans	723	698
Others	–	0
	3,202	2,968
Allowance for loan losses	(36)	(43)
Unamortized front-end fee—net	(25)	(25)
	(61)	(68)
Subtotal	3,141	2,900
Total	**$ 53,088**	**$ 52,837**

0 = less than $0.5 million

Allowance for Loan Losses

ADB has not suffered any losses of principal on sovereign loans to date. During the year, no loan loss provision has been made against outstanding sovereign loans (nil – 2012). There was no accumulated loan loss provision for sovereign loans as of December 31, 2013 and 2012.

A total of $7 million in write back was made for nonsovereign loans ($8 million provision – 2012) consisting of $4 million provision ($12 million – 2012), $10 million write back ($5 million write back – 2012), and $1 million favorable translation adjustment ($1 million unfavorable – 2012).

The changes in the allowance for loan losses during 2013 and 2012 as well as information pertaining to loans which were subject to specific allowance for loan losses were as follows:

($ million)	2013			2012		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ –	$ 43	$ 43	$ –	$ 35	$ 35
Provision during the year	–	4	4	–	12	12
Written back/off	–	(10)	(10)	–	(5)	(5)
Translation adjustment	–	(1)	(1)	–	1	1
Ending Balance	$ –	$ 36	$ 36	$ –	$ 43	$ 43
Ending balance individually evaluated for impairment	$ –	$ 7	$ 7	$ –	$ 13	$ 13
Ending balance collectively evaluated for impairment	$ –	$ 29	$ 29	$ –	$ 30	$ 30
Loans:						
Ending Balance	$ 49,849	$ 3,202	$ 53,051	$ 49,846	$ 2,968	$ 52,814
Ending balance individually evaluated for impairment	$ –	$ 26	$ 26	$ –	$ 49	$ 49
Ending balance collectively evaluated for impairment	$ –	$ 3,176	$ 3,176	$ –	$ 2,919	$ 2,919

0 = less than $0.5 million

Loans subject to provisioning with related allowance for loan losses during 2013 and 2012 were as follows:

($ million)	2013			2012		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign Loans	$ –	$ –	$ –	$ –	$ –	$ –
Nonsovereign Loans	26	–	7	49	19	13

No loans were modified or restructured for the years ended December 31, 2013 and 2012.

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages credit risk for lending operations through continuous monitoring of creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risk in the portfolio.

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $26 million in nonsovereign loans that were considered impaired ($49 million in nonsovereign loans – 2012).

($ million)

		Sovereign Loans				Nonsovereign Loans			
Risk Class	Risk Rating	2013		2012		2013		2012	
Low credit risk	1–5 (AAA to BBB–)	$	38,672	$	34,359	$	1,103	$	940
Medium credit risk	6–11 (BB+ to B–)		6,485		10,465		1,787		1,700
High credit risk	12–14 (CCC+ to D)		4,692		5,022		312		328
Total		$	**49,849**	$	**49,846**	$	**3,202**	$	**2,968**

As of December 31, 2013, ADB had a significant concentration of credit risk to Asia and the Pacific region associated with loan products. The credit exposure determined based on fair value of loans and including the outstanding guarantees amounted to $55,650 million ($55,987 million – 2012).

Fair Value Disclosure

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. As of December 31, 2013 and 2012, all loans are carried at amortized cost.

Fair valuation is based on internal discounted cash flow models in which expected cash flows are discounted at applicable market yield curves, plus ADB's lending spread, reduced by the specific and collective provisions. Inputs for the models are based on available market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. The accounting division is responsible for determining and reporting the fair value of the loan portfolio. The office of risk management is primarily responsible for determining the specific and collective provisions for the nonsovereign loans and the accounting division, in coordination with regional departments, is responsible for determining the specific provisions for sovereign loans. The provisioning levels are discussed at the risk committee and reported to the Board of Directors quarterly.

The significant observable inputs used in valuing the various classes of loans classified as Level 2 include foreign exchange rates and yield curves specified to index fixed rates, deposit and swap interest rates, and yield curves specified to LIBOR. The significant unobservable inputs used in valuing the various classes of loans classified as Level 3 include probability of default, weighted average cost of fixed and floating rate borrowings attached to pool-based single currency loans and swaps spreads for selected currencies.

Significant increase (decrease) in these unobservable inputs, independently, will generally decrease (increase) the fair value of the loan.

The fair value hierarchy of all ADB loans as of December 31, 2013 and 2012 was as follows:

($ million)

	2013		2012	
Level 1	$	–	$	–
Level 2		46,719		45,290
Level 3		7,151		8,792
Total loans at fair value	$	**53,870**	$	**54,082**

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and/or loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded as part of OCR's Balance Sheet.

Loans administered by ADB on behalf of participating institutions during the year ending December 31, 2013 and 2012 were as follows:

($ million)

	2013		2012	
	Amount	No. of Loans	Amount	No. of Loans
Sovereign loans	$ 1,263	49	$ 1,182	44
Nonsovereign loans	640	12	281	8
Total	**$ 1,903**	**61**	**$ 1,463**	**52**

NOTE G—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; (ii) political risk guarantees, which provide coverage against well-defined country risk events; and (iii) guarantees for certain trade-related obligations. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

The maturity of the underlying instruments for which ADB provided the partial credit guarantees is up to 2 years for short term programs and 10 or more years for long term programs. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amounts of these guarantee obligations as of December 31, 2013 and 2012 covered:

($ million)

	2013		2012	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
Trade Related				
with counterguarantee	$ 142	$ 142	$ 250	$ 250
without counterguarantee	694	453	631	304
	836	595	881	554
Non-Trade Related				
with counterguarantee	1,031	962	1,200	1,170
without counterguarantee	171	41	190	11
	1,202	1,003	1,390	1,181
Subtotal	2,038	1,598	2,271	1,735
Political Risk Guarantees				
with counterguarantee	203	144	262	137
without counterguarantee	61	38	81	33
Subtotal	264	182	343	170
Total	**$ 2,302**	**$ 1,780**	**$ 2,614**	**$ 1,905**

The committed amount represents the maximum potential amount of undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of the year, exclusive of the standby portion.

As of December 31, 2013, a total liability of $32 million ($22 million – 2012) relating to stand-by ready obligation for six partial credit risk guarantees (three – 2012) and three political risk guarantees (three – 2012) has been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet for all guarantees issued after December 31, 2002.

Fair Value Disclosure

As of December 31, 2013 and 2012, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the fair value hierarchy.

The accounting division is responsible for determining and reporting the fair value of guarantees reported in the balance sheet. Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified as Level 3. An increase in discount rates generally results in a decrease in the fair value of the guarantees.

The valuation technique and quantitative information regarding significant unobservable inputs for guarantee receivable/guarantee liabilities classified as Level 3 as of December 31, 2013 and 2012 are presented below:

December 31, 2013	Valuation Technique	Unobservable Inputs	Average Range
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	3.04% to 5.37% (3.7%)

December 31, 2012	Valuation Technique	Unobservable Inputs	Average Range
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	3.04% to 5.37% (3.7%)

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the years ended December 31, 2013 and 2012:

($ million)	Guarantee Receivable/Liability	
	2013	2012
Balance, January 1	$ 22	$ 14
Issuances	25	21
Amortizations	(15)	(13)
Balance, December 31	$ 32	$ 22

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income.

NOTE H—EQUITY INVESTMENTS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). They are reported: (i) at fair value; (ii) under the equity method; and (iii) at cost or written down value as follows:

($ million)	2013	2012
Equity method	$ 523	$ 484
Cost method	176	194
Fair value method	120	271
Total	**$ 819**	**$ 949**

Equity investments with readily determinable fair values that are not accounted for under the equity method are reported at fair value. As of December 31, 2013, these included three (four – 2012) equity investments which were classified as available for sale totaling $114 million ($271 million – 2012) and one equity investment with associated derivative amounting to $6 million.

There was one equity investment that sustained unrealized losses in 2013 (one – 2012).

Additional information relating to equity investments classified as available for sale is as follows:

($ million)	2013	2012
As of December 31		
Amortized cost	$ 30	$ 57
Estimated fair value	114	271
Gross unrealized gains	84	214
Gross unrealized losses	(0)	(0)
For the years ended December 31:		
Change in net unrealized gains from prior year	(130)	(7)
Proceeds from sales	130	132
Gross gain on sales	106	88
Gross loss on sales	–	–

0 = less than $0.5 million

Approved equity investment facility that has not been disbursed was $587 million at December 31, 2013 ($652 million – 2012).

Fair Value Disclosure

ADB's equity investments reported at fair value as of December 31, 2013 were $120 million ($271 million – 2012). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The office of risk management is primarily responsible for determining the fair value of equity investments with associated derivatives using discounted cash flow models. Inputs for the models are based on significant unobservable inputs such as discount rates and asset growth rates applicable to individual equity investment contracts that are internally determined and are classified as Level 3. An increase in discount rates results in a decrease in the fair value of the equity investments.

The fair value hierarchy of ADB's equity investments at fair value as of December 31, 2013 and 2012 was as follows:

($ million)	2013	2012
Level 1	$ 114	$ 271
Level 2	–	–
Level 3	6	–
Total equity investments at fair value	**$ 120**	**$ 271**

The valuation technique and quantitative information regarding significant unobservable inputs for equity investment assets (banking and other financial institutions) classified as Level 3 as of December 31, 2013 are presented below. There were no significant unobservable inputs used as of December 31, 2012.

December 31, 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Equity investment	Discounted cash flows	Discount rate	18.00% to 22.00% (20.00%)
		Asset growth rate	19.00% to 62.00% (27.00%)

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investments for the years ended December 31, 2013 and 2012:

($ million)	Equity Investments under Fair Value Method	
	December 31, 2013	December 31, 2012
Balance, January 1	$ –	$ –
Equity investment	3	–
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	3	–
Balance, December 31	$ 6	$ –

Note: There were no realized/unrealized gains and losses included in other comprehensive income.
[a] Included in net unrealized gains (losses) (Appendix II).

NOTE I—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset and liability management of individual positions and portfolios. The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in.

FX swaps: Under a typical foreign exchange swap, ADB agrees to make payment in one currency while the counterparty agrees to make payment in another currency, on the basis of agreed spot and forward rates. The terms of ADB's FX swaps agreements usually match the terms of particular investments.

Included in RECEIVABLE FROM/PAYABLE FOR SWAPS – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB's interest rate swap and currency swap agreements usually match the terms of particular borrowings. Included in RECEIVABLE FROM/PAYABLE FOR SWAPS – Investments are interest rate, currency and foreign exchange swaps that ADB has entered into for the purpose of hedging specific investments. Included in RECEIVABLE FROM/PAYABLE FOR SWAPS – Loans are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

Fair Value Disclosure

The fair value hierarchy of ADB's derivatives and the balance sheet location as of December 31, 2013 and 2012 were as follows:

($ million)

	Balance Sheet Location	Fair Value Measurements			
		December 31, 2013	Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Receivable from Swaps - Borrowings				
Currency swaps		$ 26,361	$ –	$ 20,303	$ 6,058
Interest rate swaps		961	–	923	38
FX Swaps		–	–	–	–
Investments related swaps	Receivable from Swaps - Investments				
Currency swaps		4,997	–	4,997	–
Interest rate swaps		4	–	4	–
FX swaps		2,094	–	2,094	–
Loans related swaps	Receivable from Swaps - Loans				
Currency swaps		623	–	623	–
Interest rate swaps		3	–	1	2
Total assets at fair value		$ 35,043	$ –	$ 28,945	$ 6,098
Liabilities					
Borrowings related swaps	Payable for Swaps - Borrowings				
Currency swaps		$ 27,121		$ 27,121	$ –
Interest rate swaps		220		168	52
FX Swaps		–	–	–	–
Investments related swaps	Payable for Swaps - Investments				
Currency swaps		4,401	–	4,401	–
Interest rate swaps		51	–	51	–
FX swaps		1,976	–	1,976	–
Loans related swaps	Payable for Swaps - Loans				
Currency swaps		544	–	26	518
Interest rate swaps		34	–	31	3
Total liabilities at fair value		$ 34,347	$ –	$ 33,774	$ 573

($ million)

	Balance Sheet Location	Fair Value Measurements			
		December 31, 2012	Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Receivable from Swaps - Borrowings				
Currency swaps		$ 27,700	$ –	$ 21,064	$ 6,636
Interest rate swaps		1,614	–	1,570	44
FX Swaps		105	–	105	–
Investments related swaps	Receivable from Swaps - Investments				
Currency swaps		4,808	–	4,808	–
Interest rate swaps		10	–	10	–
FX Swaps		3,692	–	3,692	–
Loans related swaps	Receivable from Swaps - Loans				
Currency swaps		597	–	597	–
Interest rate swaps		4	–	2	2
Total assets at fair value		$ 38,530	$ –	$ 31,848	$ 6,682
Liabilities					
Borrowings related swaps	Payable for Swaps - Borrowings				
Currency swaps		$ 24,972	$ –	$ 24,972	$ –
Interest rate swaps		98	–	52	46
FX Swaps		104	–	104	–
Investments related swaps	Payable for Swaps - Investments				
Currency swaps		4,762	–	4,762	–
Interest rate swaps		73	–	73	–
FX Swaps		3,447	–	3,447	–
Loans related swaps	Payable for Swaps - Loans				
Currency swaps		576	–	26	550
Interest rate swaps		60	–	53	7
Total liabilities at fair value		$ 34,092	$ –	$ 33,489	$ 603

The office of risk management is primarily responsible for determining the fair value of derivatives using discounted cash flow models. Market inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding. For derivatives classified under Level 3, basis swaps spreads for selected currencies are considered to be significant unobservable inputs to derive the discount rates based on benchmark yield curves adjusted with a basis swap spread.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the fair value of derivative assets. A significant increase (decrease) in the basis swap spread will generally increase (decrease) the fair value of derivative liabilities.

During the year ended December 31, 2013 and 2012, there were no inter-level transfers in the derivatives portfolio.

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of December 31, 2013 and 2012 are presented below:

December 31, 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Currency swaps, Interest rate swaps	Discounted cash flows	Basis swap spread	-0.98% to 8.80% (0.19%)

December 31, 2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Currency swaps, Interest rate swaps	Discounted cash flows	Basis swap spread	2.13% to 6.25% (4.28%)

The following tables present the changes in the carrying amounts of ADB's Level 3 swaps receivable and swaps payable for the years ended December 31, 2013 and 2012:

($ million)

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2013	$ 6,680	$ (46)	$ 2	$ (557)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	(543)	0	1	22
Included in other comprehensive income[b]	(564)	(0)	(2)	44
Issuances	1,614	(6)	1	(123)[c]
Maturities/Redemptions	(1,091)	–	–	93
Balance, December 31, 2013	$ 6,096	$ (52)	$ 2	$ (521)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (386)	$ 0	$ 1	$ 20

[a] Included in net unrealized gains (losses) (Appendix II).
[b] Included in currency translation adjustments (Note M).
[c] Includes accretion of $41 million.
0 = less than $0.5 million

($ million)

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2012	$ 5,950	$ (83)	$ 23	$ (610)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	100	22	(5)	21
Included in other comprehensive income[b]	179	0	(1)	(2)
Issuances	2,447	–	–	(4)[c]
Maturities/Redemptions	(1,996)	15	(15)	38
Balance, December 31, 2012	$ 6,680	$ (46)	$ 2	$ (557)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ 16	$ 22	$ (5)	$ 21

[a] Included in net unrealized gains (losses) (Appendix II).
[b] Included in currency translation adjustments (Note M).
[c] Accretion.
0 = less than $0.5 million

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives 2013	2012
Borrowing related swaps			
Currency swaps	Net Unrealized Gains (Losses)	$ (437)	$ 377
	Borrowing and related expenses	989	1,027
Interest rate swaps	Net Unrealized Gains (Losses)	(824)	(98)
	Borrowing and related expenses	612	581
FX swaps	Net Unrealized Gains (Losses)	(0)	0
	Borrowing and related expenses	0	2
		$ 340	$ 1,889
Investment related swaps			
Currency swaps	Net Unrealized Gains (Losses)	$ (0)	$ 33
	Revenue from Investments	(4)	(4)
Interest rate swaps	Net Unrealized Gains (Losses)	16	(2)
	Revenue from Investments	(5)	(4)
FX swaps	Net Unrealized Gains (Losses)	(0)	(4)
	Revenue from Investments	9	24
		$ 16	$ 43
Loans related swaps			
Currency swaps	Net Unrealized Gains (Losses)	$ 20	$ 16
	Revenue from Loans	(23)	(20)
Interest rate swaps	Net Unrealized Gains (Losses)	22	6
	Revenue from Loans	(22)	(16)
		$ (3)	$ (14)

0 = less than $0.5 million

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines. ADB has a potential risk of loss if the swap counterparty fails to perform its obligations.

In order to reduce such credit risk, ADB transacts with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of December 31, 2013, ADB had received collateral of $1,651 million ($4,153 million – 2012) in connection with the swap agreements. Of this amount, $633 million ($2,155 million – 2012) was recorded as swap related collateral in the balance sheet.

ADB has entered into several agreements with its derivative counterparties under the ISDA Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). The aggregate fair value of all derivative instruments that ADB has under enforceable ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of December 31, 2013 was $981 million ($340 million – 2012). The gross liability position in the aggregate fair value of all derivative instruments that ADB has without enforceable netting agreement amounted to $702 million as of December 31, 2013 ($595 million – 2012).

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of RECEIVABLE FROM SWAPS and PAYABLE FOR SWAPS not offset in the balance sheet that are subject to enforceable master netting arrangements as of December 31, 2013 and 2012 were as follows:. (See Note E for PAYABLE UNDER SECURITIES REPURCHASE ARRANGEMENTS.)

($ million)

	As of December 31, 2013				As of December 31, 2012			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of assets presented in the balance sheet[a]	Gross amounts not offset in the balance sheet			Gross amount of assets presented in the balance sheet[a]	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral received[b]	Net amount		Financial instruments	Collateral received[b]	Net amount
Receivable from swaps	$ 34,328	$ 32,664	$ 1,461	$ 203	$ 37,884	$ 33,157	$ 4,030	$ 697
Total	$ 34,328	$ 32,664	$ 1,461	$ 203	$ 37,884	$ 33,157	$ 4,030	$ 697

($ million)

	As of December 31, 2013				As of December 31, 2012			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of liabilities presented in the balance sheet[c]	Gross amounts not offset in the balance sheet			Gross amount of liabilities presented in the balance sheet[c]	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount		Financial instruments	Collateral pledged	Net amount
Payable for swaps	$ 33,645	$ 32,664	$ -	$ 981	$ 33,497	$ 33,157	$ -	$ 340
Total	$ 33,645	$ 32,664	$ -	$ 981	$ 33,497	$ 33,157	$ -	$ 340

[a] This excludes gross amount of RECEIVABLE FROM SWAPS presented in the balance sheet not subject to enforceable master netting agreements amounting to $715 million ($646 million - December 31, 2012).

[b] Collateral received includes both cash and securities collateral.

[c] This excludes gross amount of PAYABLE FOR SWAPS presented in the balance sheet not subject to enforceable master netting agreements amounting to $702 million ($595 million - December 31, 2012).

Change in Accounting Principle

In June 2013, ADB changed its accounting principles for presenting selected derivative instruments in the balance sheet. ADB transacts in interest rate swaps (IRS), currency swaps, and FX swaps, which meet the definition of derivatives. All swaps are fair valued and presented in the balance sheet as either assets or liabilities. ADB has been grossing up the swap contracts in the balance sheet with the pay-leg recorded as a liability (payable for swaps) and receive-leg recorded as an asset (receivable from swaps) and has not elected to offset any swap transactions. ADB reassessed its accounting principle related to the presentation of derivatives and determined that effective June 30, 2013, ADB would present derivative instruments in the balance sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. This has impacted interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), for which ADB has the right of set off and been net settling the payments for each contract. Other derivatives were not impacted by the change. Management is of the view that this better aligns the accounting principle for the presentation of swaps in the balance sheet with the industry practice and reflects the business intentions and practices and legal rights. ADB believes that the change is a preferable accounting principle, although the past accounting principle was acceptable. The change has been applied retrospectively which impacted the receivable from swaps and payable for swaps in the balance sheet and has no impact on the net income, comprehensive income, or any other components of the equity.

The effect of the change on the applicable line items in the balance sheet previously reported is summarized in the table below.

($ million)

Balance Sheet	December 31, 2012	
	As Reported	As Adjusted
Assets		
Receivable from swaps		
Borrowings	$ 32,419	$ 29,419
Investments	$ 8,541	$ 8,510
Loans	631	601
	$ 41,591	$ 38,530
Liabilities		
Payable for swaps		
Borrowings	$ 28,173	$ 25,174
Investments	$ 8,314	$ 8,282
Loans	666	636
	$ 37,153	$ 34,092

NOTE J—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The depreciation for the year ended December 31, 2013 amounted to $4 million ($4 million – 2012), net of amortization for the headquarters building. At December 31, 2013, the unamortized deferred compensation balance (included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous) was $7 million ($7 million – 2012). At December 31, 2013 accumulated depreciation for property, furniture, and equipment was $241 million ($222 million – 2012).

The changes in the property, furniture, and equipment during 2013 and 2012, as well as information pertaining to accumulated depreciation, were as follows:

($ million)

	Property, Furniture and Equipment				
	Land	Buildings and Improvements	Office Furniture and Equipment	Work in Progress	Total
Cost:					
Balance, January 1, 2013	$ 10	$ 212	$ 149	$ 11	$ 382
Additions during the year	–	6	16	13	35
Disposals during the year	–	–	(2)	(7)	(9)
Balance, December 31, 2013	10	218	163	17	408
Accumulated Depreciation:					
Balance, January 1, 2013	–	(108)	(114)	–	(222)
Depreciation during the year	–	(6)	(15)		(21)
Disposals during the year	–		2		2
Balance, December 31, 2013	–	(114)	(127)	–	(241)
Net Book Value, December 31, 2013	**$ 10**	**$ 104**	**$ 36**	**$ 17**	**$ 167**

($ million)

	Property, Furniture and Equipment				
	Land	Buildings and Improvements	Office Furniture and Equipment	Work in Progress	Total
Cost:					
Balance, January 1, 2012	$ 10	$ 209	$ 131	$ 12	$ 362
Additions during the year	–	3	21	(1)	23
Disposals during the year	–	–	(3)		(3)
Balance, December 31, 2012	10	212	149	11	382
Accumulated Depreciation:					
Balance, January 1, 2012	–	(102)	(100)	–	(202)
Depreciation during the year	–	(6)	(17)	–	(23)
Disposals during the year	–		3	–	3
Balance, December 31, 2012	–	(108)	(114)	–	(222)
Net Book Value, December 31, 2012	**$ 10**	**$ 104**	**$ 35**	**$ 11**	**$ 160**

NOTE K—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

In adopting ASC 825, ADB elected to fair value all borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its borrowings that are not swapped at amortized cost.

Fair Value Disclosure

The office of risk management is primarily responsible for determining the fair value of the borrowings. Parameters and models used for determining the fair value of borrowings are subject to internal review and periodic external validation. Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. On some borrowings significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, and equity indices.

The fair value hierarchy of ADB's borrowings carried at fair value as of December 31, 2013 and 2012 was as follows:

($ million)

	2013	2012
Level 1	$ –	$ –
Level 2	50,698	51,706
Level 3	6,674	7,293
Total borrowings at fair value	**$ 57,372**	**$ 58,999**

As of December 31, 2013, the fair value of ADB's borrowings reported at amortized cost was $4,888 million ($6,841 million – 2012).

The fair value of borrowings reported at amortized cost as of December 31, 2013 was all classified as Level 2 within the fair value hierarchy.

During the years ended December 31, 2013 and 2012, there were no inter-level transfers in ADB's borrowings.

The following tables present the changes in the carrying amounts of ADB's Level 3 borrowings for the years ended December 31, 2013 and 2012:

($ million)	2013	2012
Balance, January 1	$ 7,293	$ 6,428
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	(576)	203
Included in other comprehensive income[b]	(562)	183
Issuances	1,610	2,258
Maturities/Redemptions	(1,091)	(1,779)
Balance, December 31	$ 6,674	$ 7,293
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (413)	$ 50

[a] Included in net unrealized gains (losses) (Appendix II).
[b] Included in currency translation adjustments (Note M).

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's borrowings classified as Level 3 as of December 31, 2013 and 2012 are presented below:

December 31, 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Borrowings	Discounted cash flows	Derived credit spread	-3.70% to 0.97% (-0.54%)

December 31, 2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Borrowings	Discounted cash flows	Derived credit spread	-1.83% to 0.99% (-0.93%)

The derived credit spread adjusts the discount rate in valuing the borrowings. A significant increase (decrease) in credit spreads generally decreases (increases) the fair value of the borrowings.

Refer to Appendix VII for Summary Statement of Borrowings.

NOTE L—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of December 31, 2013 consists of 10,638,933 shares (10,638,933 – 2012), of which 10,572,003 shares (10,614,017 – 2012) have been subscribed by members. Of the subscribed shares, 10,041,552 (10,081,885 – 2012) are "callable" and 530,451 (532,132 – 2012) are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts

nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $377 million ($336 million – 2012), while those notes received with fixed encashment schedules totaled $581 million ($455 million – 2012).

On April 29, 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member was entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. The GCI V subscription period was concluded in January 2012 with 66 members (48 from regional and 18 from non-regional) out of 67 members subscribing to the additional 7,067,706 shares (282,708 paid-in shares and 6,784,998 callable shares).

As of December 31, 2013, all matured installments amounting to $6,931 million ($6,096 million – 2012) had been received. Installments not due aggregating $1,238 million ($2,082 million – 2012) were as follows:

For the Year ending December 31:

($ million)		
2014	$	848
2015		390
	$	1,238

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $73 million as of December 31, 2013 ($73 million – 2012) expressed in terms of the SDR on the basis of $1.54000 ($1.53692 – 2012) per SDR ($57 million in terms of $1.20635 per 1966 dollar—*Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members' currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the CAPITAL AND RESERVES portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of December 31, 2013 consisted of (i) the net increase of $1,407 million ($1,220 million – 2012) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the US dollar during the period from April 1, 1978 to December 31, 2013 and (ii) the net decrease of $17 million ($332 million – 2012) in the value of such currency holdings in relation to the US dollar during the same period. In terms of receivable from and payable to members, they are as follows:

($ million)	2013	2012
Notional MOV Receivables	$ 1,461	$ 1,240
Notional MOV Payables	71	352
Total	**$ 1,390**	**$ 888**

Membership

As of December 31, 2013 and 2012, ADB's shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region *(Appendix VIII)*.

NOTE M—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2013, the Board of Governors approved the allocation of 2012 net income of $124 million, after appropriation of guarantee fees to special reserve, as follows: (i) $322 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, be added from the Cumulative Revaluation Adjustments account; (ii) $67 million be transferred to the Loan Loss Reserve; (iii) $211 million to the Ordinary Reserve; (iv) $120 million to the Asian Development Fund (ADF); (v) $30 million to the Technical Assistance Special Fund (TASF); (vi) $9 million to the Climate Change Fund (CCF); (vii) $6 million to the Regional Cooperation and Integration Fund (RCIF); and $3 million to the Financial Sector Development Partnership Special Fund (FSDPSF). The Board of Governors also approved in May 2013 the transfer of $67 million from Surplus to Ordinary Reserve.

In May 2012, the Board of Governors approved the allocation of 2011 net income of $594 million, after appropriation of guarantee fees to special reserve, as follows: (i) $6 million be added from the Loan Loss Reserve; (ii) $23 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, to the Cumulative Revaluation Adjustments account; (iii) $417 million to the Ordinary Reserve; (iv) $120 million to ADF; and (v) $40 million to TASF.

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(Note B)* resulted in a net charge of $1 million to the Ordinary Reserve during the year ended December 31, 2013 (net credit of $5 million – 2012). That charge is the increase in the value of the matured and paid-in capital subscriptions caused by the change during the year in the value of the SDR in relation to the US dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – Cumulative Revaluation Adjustments Account. Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During 2013, the 2012 net unrealized losses on derivatives of $331 million (net unrealized gains of $6 million – 2012) and net gains from equity investments accounted for under the equity method of $9 million ($17 million – 2012) resulted in a debit balance in the Cumulative Revaluation Adjustments account at December 31, 2013 of $38 million (credit balance of $284 million – 2012).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended December 31, 2013, guarantee fees amounting to $18 million ($18 million – 2012) were appropriated to Special Reserve.

Loan Loss Reserve

ADB set saside Loan Loss Reserve as part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign and nonsovereign loans and guarantees portfolio. The loan loss reserve is estimated based on expected loss using ADB's credit risk model net of allowance for loan losses recorded in the balance sheet.

In 2013, the loan loss reserve requirement was $261 million ($194 million –2012).

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In 2013, the Board approved the transfer of $67 million from Surplus to the Ordinary Reserve.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income (loss) and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as unrealized gains and losses on financial instruments classified as available for sale, translation adjustments, and pension and post-retirement liability adjustment.

The changes in Accumulated Other Comprehensive Loss balances for the years ended December 31, 2013 and 2012 were as follows:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Gains — Investments		Unrealized Holding Gains — Equity Investments		Pension/Postretirement Liability Adjustments		Accumulated Other Comprehensive Loss	
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Balance, January 1	$ 106	$ 144	$ 395	$ 390	$ 214	$ 228	$ (1,513)	$ (1,183)	$ (798)	$ (421)
Other comprehensive (loss) income before reclassifications	(162)	(38)	(261)	31	(34)	74	630	(393)	173	(326)
Amounts reclassified from accumulated other comprehensive loss	–	–	(11)	(26)	(106)	(88)	101	63	(16)	(51)
Net current-period other comprehensive (loss) income	$ (162)	(38)	$ (272)	$ 5	$ (140)	$ (14)	$ 731	$ (330)	$ 157	$ (377)
Balance, December 31	**$ (56)**	**$ 106**	**$ 123**	**$ 395**	**$ 74**	**$ 214**	**$ (782)**	**$ (1,513)**	**$ (641)**	**$ (798)**

NOTE N—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2013 was $646 million ($770 million – 2012). The average yield on the loan portfolio during the year was 1.31% (1.56% – 2012), including premium received on prepayment and other loan income.

Total income from investments including net realized gains on sales, net unrealized gains on derivatives, and interest earned for securities transferred under repurchase agreements and resale arrangements for the year ended December 31, 2013 was $367 million ($434 million – 2012). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 1.43% (1.69% – 2012) excluding unrealized gains and losses on investments and 0.37% (1.70% – 2012) including unrealized gains and losses on investments.

Total income from equity investment operations, including net realized gains, resulted in a net income of $186 million ($118 million – 2012) for the year ended December 31, 2013. This included a total of $6 million (net gain of $34 million – 2012) share in the net loss of investee companies accounted for under the equity method, dividend income of $7 million ($5 million – 2012), gains from divestments of $178 million ($90 million – 2012) and $9 million (nil – 2012) miscellaneous fees. These were offset by $2 million ($10 million – 2012) other than temporary impairment losses.

Income from other sources primarily included income received as executing agency amounting to $11 million ($10 million – 2012), and other miscellaneous income amounting to $8 million ($8 million – 2012).

Total borrowing expense of $394 million ($504 million – 2012) consisted of interest expense and other related expenses such as amortization of issuance costs, while the average cost of borrowings outstanding after swaps was 0.51% (0.91% – 2012).

Total depreciation expense incurred for the year ended December 31, 2013 amounted to $21 million ($23 million – 2012).

ADB leases office spaces and other assets. Rental expenses under operating leases for the years ended December 31, 2013 and 2012 were $11 million and $10 million, respectively. The minimum rental payments required under operating leases that have initial or noncancelable lease terms in excess of one year as of December 31, 2013 are as follows:

($ million)

Year ending December 31	Minimum future rentals
2014	4
2015	3
2016	2
2017	1
Later years	1

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2013 were apportioned between OCR and ADF in proportion to the relative volume of operational activities. Of the total administrative expenses of $730 million ($655 million – 2012), $305 million ($283 million – 2012) was charged to ADF. The balance of administrative expenses after allocation charged to OCR was reduced by the deferral of direct loan origination costs of $14 million ($21 million – 2012) related to new loans made effective for the year ended December 31, 2013 *(Note B)*.

For the year ended December 31, 2013, net write back of $6 million (net loss provision of $7 million – 2012) consisted of $4 million additional loan loss provision ($12 million – 2012) and $10 million ($5 million – 2012) write backs.

The following table provides information on the unrealized gains or losses included in income for the years ended December 31, 2013 and 2012:

($ million)	2013	2012
Unrealized gains (losses) on:		
Borrowings and related swaps	$ 83	$ (381)
Investments related swaps	16	27
Loans related swaps	42	22
Equity investments	3	–
Translation adjustments of non-functional currencies	6	1
Total	$ 150	$ (331)

NOTE O—RELATED PARTY TRANSACTIONS

At December 31, 2013 and 2012, ADB had the following net receivables from special funds and externally funded trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities which are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)	2013	2012
Amounts receivable from:		
Asian Development Fund	$ 35	$ 38
Special Funds	1	0
Agency Trust Funds—net	0	2
Staff Retirement Plan	–	2
Total	$ 36	$ 42

0 = less than $0.5 million

As of December 31, 2013 and 2012, the related parties include other special funds consisting of TASF, Japan Special Fund, ADB Institute, Pakistan Earthquake Fund, RCIF, CCF, Asian Pacific Disaster Response Fund, FSDPFS, and ASEAN Infrastructure Fund.

NOTE P—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and the highest average two

years remuneration during eligible service. The Plan assets are segregated in a separate fund. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before September 30, 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the plan. Participants may also make discretionary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

ADB's contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP. ADB is expected to contribute $48 million to the Plan for 2014 based on budgeted contribution of 21%.

ADB's staff members are expected to contribute $58 million representing participants' mandatory contribution of $11 million and discretionary contributions of $47 million.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs seven external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2011, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and Global fixed income. The Plan's long-term target asset-mix is 40% US equity, 30% non-US equity and 30% global fixed income.

For the year ended December 31, 2013 the net return on the Plan assets was 16.7% (13.6% – 2012). ADB expects the long-term rate of return on the assets to be 7.5% (7.5% – 2012).

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed investment return of 7.5% on the Plan's assets is expected to remain broadly the same, year to year.

Actuarial assumptions based on the 2005-2009 experience were used as the basis for the actuarial valuation as of December 31, 2013 and 2012. These include rates of withdrawal, incapacity retirement rates, mortality rates, percent of international staff who commute, currency reserve, and pattern of discretionary benefits withdrawal.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at December 31, 2013 and 2012:

($ million)

	Pension Benefits		Postretirement Medical Benefits	
	2013	2012	2013	2012
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 3,096	$ 2,527	$ 421	$ 323
Service cost	89	68	25	18
Interest cost	136	130	19	17
Plan participants' contributions	70	65	–	–
Actuarial loss (gain)	(345)	400	(126)	66
Benefits paid	(111)	(94)	(5)	(3)
Projected benefit obligation at end of year	$ 2,935	$ 3,096	$ 334	$ 421
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,641	$ 1,378	$ –	$ –
Actual return on plan assets	280	189	–	–
Employer's contribution	141	103	5	3
Plan participants' contributions	70	65	–	–
Benefits paid	(111)	(94)	(5)	(3)
Fair value of plan assets at end of year	$ 2,021	$ 1,641	$ –	$ –
Funded status	$ (914)	$ (1,455)	$ (334)	$ (421)
Amounts recognized in the Balance sheet consist of:				
Current liabilities	–	–	(6)	(7)
Noncurrent liabilities	(914)	(1,455)	(328)	(414)
Net amount recognized	$ (914)	$ (1,455)	$ (334)	$ (421)
Amounts recognized in the Accumulated other comprehensive income consist of:				
Net actuarial loss	$ 762	$ 1,359	$ 20	$ 154
Prior service cost (credit)	–	–	–	–
Total amount recognized	$ 762	$ 1,359	$ 20	$ 154
Weighted-average assumptions as of December 31				
Discount rate	5.00%	4.30%	5.00%	4.30%
Expected return on plan assets	7.50%	7.50%	N/A	N/A
Rate of compensation increase varies with age and averages	4.00%	4.00%	N/A	4.00%

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of December 31, 2013 and 2012. The rate was assumed to decrease gradually to 5.0% through 2021 (5.0% through 2020 – 2012) and remain at the level thereafter.

The following table summarizes the benefit costs associated with pension and postretirement medical benefits for the year ended December 31, 2013 and 2012:

($ million)

	Pension Benefits		Postretirement Medical Benefits	
	2013	2012	2013	2012
Components of net periodic benefit cost:				
Service cost	$ 89	$ 68	$ 26	$ 18
Interest cost	136	129	19	17
Expected return on plan assets	(120)	(115)	–	–
Amortization of prior service cost	–	–	–	–
Recognized actuarial loss	92	58	8	5
Net periodic benefit cost	**$ 197**	**$ 140**	**$ 53**	**$ 40**

The accumulated benefit obligation of the pension plan as of December 31, 2013 was $2,754 million ($2,883 million – 2012).

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year amounted to $57 million. There was no estimated net loss for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year.

A one-percentage-point change in assumed health care trend rates would have the following effects:

($ million)		1-Percentage-Point Increase		1-Percentage-Point Decrease
Effect on total service and interest cost components	$	11	$	(11)
Effect on postretirement benefit obligation		72		(56)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2013:

($ million)		Pension Benefits		Postretirement Medical Benefits
2014	$	114	$	7
2015		118		7
2016		128		8
2017		134		9
2018		142		10
2019–2023		875		67

Fair Value Disclosure

The fair value of the plan asset's financial instruments measured at fair value on a recurring basis as of December 31, 2013 and 2012 were reported based on the following:

($ million)

		Fair Value Measurements		
	December 31, 2013	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 31	$ –	$ 31	$ –
Common/preferred stocks	479	479	–	0
Investment funds	986	986	–	–
Government or government-guaranteed securities	253	251	0	2
Corporate debt securities	206	202	3	1
Mortgage/Asset-backed securities:				
Mortgage-backed securities	35	12	23	0
Collateralized mortgage obligations	10	–	5	5
Asset-backed securities	1	–	1	0
Short term investments	32	9	23	–
Derivatives	0	0	0	–
Other asset/liabilities[a]—net	(12)	–	(12)	–
Total fair value of plan assets	$ 2,021	$ 1,939	$ 74	$ 8

[a] Incudes receivables and liabilities carried at amounts that approximate fair value.

0 = less than $0.5 million

($ million)

		Fair Value Measurements		
	December 31, 2012	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 55	$ –	$ 55	$ –
Common/preferred stocks	384	384	–	0
Investment funds	676	676	–	–
Government or government-guaranteed securities	200	193	7	–
Corporate debt securities	198	179	9	10
Mortgage/Asset-backed securities:				
Mortgage-backed securities	59	32	27	0
Collateralized mortgage obligations	4	0	2	2
Asset-backed securities	1	–	1	–
Short term investments	88	21	67	–
Derivatives	(1)	0	(1)	0
Other asset/liabilities[a]—net	(23)	–	(23)	–
Total fair value of plan assets	$ 1,641	$ 1,485	$ 144	$ 12

[a] Incudes receivables and liabilities carried at amounts that approximate fair value.

0 = less than $0.5 million

The Plan's investment committee and SRP investment unit meet periodically and are involved in overseeing the activities and performance of the investment portfolios. The fair value of the Plan investments is provided by the Plan's global custodian from various independent pricing providers. The accounting division in coordination with data management unit of treasury services division evaluates the fair value in determining the hierarchy level. All investments including equity securities, fixed income securities and derivatives are provided by independent pricing providers. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government or government-guaranteed securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and currency forward contracts.

The table below provides details of transfers between Levels 1 and 2 for the years ended December 31, 2013 and 2012:

($ million)

	2013		2012	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed securities				
Transfers into (out of)	$ 4	$ (4)	$ (4)	$ 4
Corporate debt securities				
Transfers into (out of)	4	(4)	14	(14)
Mortgaged/asset-backed securities				
Transfers into (out of)	(1)	1	(16)	16
	$ 7	$ (7)	$ (6)	$ 6

The inter-level transfers are attributed to the availability of market quotes.

The following tables present the changes in the carrying amounts of ADB's pension plan Level 3 financial assets and financial liabilities for the years ended December 31, 2013 and 2012:

($ million)

	Investments				
	Common / preferred stocks	Government or government-guaranteed securities	Corporate debt securities	Mortgage / Asset-backed securities	Derivatives
Balance, December 31, 2012	$ 0	$ –	$ 10	$ 2	$ 0
Total realized/unrealized (losses)/gains in:					
Net increase in net assets available for benefits	(0)	(0)	(0)	(0)	(0)
Purchases	–	2	1	6	–
Sales/Maturities	(0)	–	(9)	(1)	–
Settlement and others	–	–	(0)	(1)	–
Transfers into Level 3	–	–	–	0	–
Balance, December 31, 2013	$ 0	$ 2	$ 1	$ 5	$ –
Total unrealized gains (losses) included in income related to financial assets liabilities still held at the reporting date	$ 0	$ (0)	$ (0)	$ (0)	$ –

0 = less than $0.5 million

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

($ million)

	Investments				
	Common / preferred stocks	Government or government-guaranteed securities	Corporate debt securities	Mortgage / Asset-backed securities	Derivatives
Balance, December 31, 2011	$ 0	$ 5	$ 6	$ 7	$ 0
Total realized/unrealized (losses)/gains in:					
Net increase (decrease) in net assets available for benefits	0	0	0	0	(0)
Purchases	–	–	2	–	–
Sales/Maturities	–	(4)	(0)	(0)	–
Settlement and others	–	–	(0)	(2)	–
Transfers (out of) into Level 3	–	(1)	2	(3)	–
Balance, December 31, 2012	$ 0	–	$ 10	$ 2	$ 0
Total unrealized gains included in income related to financial assets liabilities still held at the reporting date	$ 0	$ –	$ 0	$ 0	$ 0

0 = less than $0.5 million

Transfers into and out of Level 3 in 2013 and 2012 are due to the availability of market observable inputs.

NOTE Q—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and estimated fair values of ADB's financial instruments as of December 31, 2013 and 2012 are summarized below:

($ million)

	2013		2012	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 316	$ 316	$ 263	$ 263
Investments (Note D)	24,452	24,452	23,778	23,778
Securities transferred under repurchase agreements (Note E)	592	592	348	348
Securities purchased under resale arrangements	306	306	334	334
Loans outstanding (Note F)	53,088	53,870	52,837	54,082
Equity investments carried at fair value (Note H)	120	120	271	271
Receivable from swaps - borrowings (Note I)	27,322	27,322	29,419	29,419
Receivable from swaps - investments (Note I)	7,095	7,095	8,510	8,510
Receivable from swaps - loans (Note I)	626	626	601	601
Swap related collateral (Note I)	633	633	2,155	2,155
Future guarantee receivable (Note G)	32	32	22	22
LIABILITIES:				
Borrowings (Note K)	61,630	62,260	64,780	65,840
Payable for swaps - borrowings (Note I)	27,341	27,341	25,174	25,174
Payable for swaps - investments (Note I)	6,428	6,428	8,282	8,282
Payable for swaps - loans (Note I)	578	578	636	636
Payable under securities repurchase agreements (Note E)	602	602	350	350
Swap related collateral (Note I)	633	633	2,155	2,155
Guarantee liability (Note G)	32	32	22	22

As of December 31, 2013 and 2012, ADB has no material assets or liabilities measured at fair value on a non-recurring basis.

NOTE R—SPECIAL AND OTHER FUNDS

ADB's operations include special operations, which are financed from special funds resources. The OCR and special funds resources are at all times used, committed, and invested entirely separately from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled regularly between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration (referred as trust funds). ADB charges administrative fees for external funds administered by ADB. The trust funds are restricted for specific uses including technical assistance to borrowers and for regional programs, grants for projects, and loans. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio. The assets of trust funds are not commingled with ADB's resources, nor are they included in the assets of ADB.

Special funds and trust funds are not included in the assets of OCR. The breakdown as of December 31, 2013 and 2012 is as follows:

($ million)

	2013		2012	
	Total Net Assets	No.	Total Net Assets	No.
Special Funds				
Asian Development Fund	$ 33,359	1	$ 33,346	1
Technical Assistance Special Fund	330	1	141	1
Japan Special Fund	100	1	98	1
Asian Development Bank Institute	9	1	10	1
Pakistan Earthquake Fund	18	1	4	1
Regional Cooperation and Integration Fund	5	1	2	1
Climate Change Fund	14	1	8	1
Asia Pacific Disaster Response Fund	5	1	10	1
Financial Sector Development Partnership Special Fund	7	1	–	–
Subtotal	33,847	9	33,619	8
Trust Funds (including project specific cofinancing)	2,179	100	1,752	92
Total	$ 36,026	109	$ 35,371	100

During the year ended December 31, 2013, a total of $9 million ($10 million – 2012) was recorded as compensation for administering projects/programs. The amount has been included in REVENUE From other sources—net.

NOTE S—VARIABLE INTEREST ENTITIES

An entity is subject to the ASC 810 variable interest entity (VIE) Subsections and is considered a VIE if it (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) if holders of the equity investment at risk lack decision-making rights about the entity's activities that most significantly impact the entity's economic performance; or do not have the obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

A VIE is consolidated by the primary beneficiary, which is the party that has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

As of December 31, 2013, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold variable interests in VIE, which require disclosures.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified 20 (29– 2012) investments in VIEs in which ADB is not the primary beneficiary. These non-consolidated VIEs are operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support. These VIEs are in the finance, telecommunication, and energy sectors.

ADB's involvement with these non-consolidated VIEs includes loans, guarantees and equity investments. Based on the most recent available data from these VIEs at December 31, 2013, the assets of these non-consolidated VIEs totaled $4,194 million ($59,671 million – 2012).

The table below shows the carrying value of ADB interests in the non-consolidated VIEs and the maximum exposure to loss of these interests. For guarantees, the maximum exposure is the notional amount of such guarantee.

($ million)	2013	2012
Carrying value of the ADB's Variable Interests		
Assets	$ 870	$ 1,117
Liabilities	5	7
Maximum Exposure to Loss in Nonconsolidated VIEs		
Loans	$ 737	$ 937
Equity Investments	159	226
Guarantees	100	133
Total	**$ 996**	**$ 1,296**
No. of VIEs	**20**	**29**
Total Assets of the Entities	**$ 4,194**	**$ 59,671**

NOTE T—SEGMENT REPORTING

Based on an evaluation of OCR's operations, management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents OCR's loan, guarantee and equity investments outstanding balances and associated revenue, by geographic region, as of and for the years ended December 31, 2013 and 2012:

($ million)

	2013		2012	
Country	Outstanding Balance	Revenue	Outstanding Balance	Revenue
People's Republic of China	$ 13,996	$ 215	$ 13,430	$ 200
Indonesia	8,741	140	9,590	172
India	12,311	90	11,685	124
Philippines	4,977	50	6,347	77
Pakistan	5,192	48	5,425	59
Others	10,470	131	9,214	195
Total	**$ 55,687**	**$ 674**	**$ 55,691**	**$ 827**

Revenue comprises income from loan charges, earnings from equity investments, and guarantee fees.

For the year ended December 31, 2013, sovereign loans to three countries (three – 2012) generated in excess of 10 percent of revenue; this amounted to $172 million, $133 million, and $79 million ($189 million, $163 million, and $104 million– 2012).

NOTE U—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after December 31, 2013 through March 12, 2014, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $3,396 million in various currencies.